COAST DISTRIBUTION





ANNUAL 2006 REPORT

A YEAR IN REVIEW

The Coast Distribution System, Inc.
is one of North America's
largest wholesale aftermarket suppliers
of replacement parts, supplies and accessories
for the recreational vehicle (RV),
pleasure boat and outdoor
recreation markets.

Coast supplies more than 14,000 products
from 500 manufacturers through
17 distribution centers located
in the U.S. and Canada.
Most of Coast's 12,000 customers
consist of independently owned RV
and marine dealers, supply stores
and service centers.

Selected Financial Highlights

	Year Ended, December 31				
	2002*	2003	2004	2005	2006
Net Sales	$ 145.8	$ 156.5	$ 171.8	$ 176.3	$ 179.1
Net Income	$ (5.2)	$ 2.4	$ 4.4	$ 3.8	$ 3.0
Diluted Earnings per Share	$ (1.19)	$ 0.53	$ 0.91	$ 0.79	$ 0.64
Total Assets	$ 57.0	$ 62.1	$ 67.2	$ 63.5	$ 69.5
Annual Cash Dividends per Share	$ 0.00	$ 0.06	$ 0.12	$ 0.16	$ 0.24

Note: All amounts in millions of U.S. dollars, excect earnings per share and annual cash dividends per share.

* Includes loss of $6.3 million, or $1.44 per share, due to non-cash goodwill charge

Sales)
(dollars in millions)



$ 200
$ 150
$ 100
$ 50
$ 0
$ 145.8
$ 156.5
$ 171.8
$ 176.3
$ 179.1
02'
03'
04'
05'
06'

Annual Cash Dividends per Share



$ 0.30
$ 0.20
$ 0.10
$ 0.00
$ 0.00
$ 0.06
$ 0.12
$ 0.16
$ 0.24
02'
03'
04'
05'
06'

Earnings per Share (diluted)



$ 1.50
$ 1.00
$ 0.50
$ 0.00
($ 0.50)
($ 1.00)
($ 1.50)
($ 1.19)*
$ 0.53
$ 0.91
$ 0.79
$ 0.64
02'
03'
04'
05'
06'

* Includes loss of $1.44 per share due to non-cash goodwill impairment charge. Without this charge, the company would have earned $0.25 per diluted share in 2002.

Letter to Shareholders

To our shareholders:

Though 2006 was a successful and profitable year, it was also a year of challenges. The first two quarters of 2006 were among the best in our company's history in terms of both top- and bottom-line results.

In the second half of the year, the recreational vehicle (RV) and marine markets, which are our two largest markets, experienced slowdowns stemming from the geopolitical instabilities in the summer of 2006. As expected, we also did not receive any of the business in the second half of 2006 that we had in the second half of 2005 from the Hurricane Katrina hurricane-relief effort.

Further, we encountered difficulties in the second half of 2006 in introducing new lines of our highly successful Kipor portable and standby generators. These issues have largely been resolved, and we are now on schedule in making these product introductions.

Despite the challenges, we reported $179.1 million in net sales in 2006, our sixth consecutive year of increased year-over-year sales. We reported net earnings in 2006 of $[illegible] million, or $0.64 per diluted share, compared with net earnings of $3.8 million, or $0.79 per diluted share, for 20[illegible].

We were pleased with several other developments in 2006. In July 2006, Coast was named for the second year in a row to Fortune Small Business magazine's list of the top 100 fastest-growing small public companies in the U.S. In August 2006, our board of directors increased Coast's regular quarterly cash dividend to $0.07 per share, or $0.28 per year.

In May 2006, we obtained the exclusive rights to sell Kipor products in North America, including Kipor's popular line of portable and standby power generators. Since their introduction, Kipor's generators have grown into one of our top selling product lines, and we expect Kipor and the outdoor power generation market to be a source of growth in the years to come.

In the fall of 2006, we welcomed the return of Jim Musbach to Coast in the roles of President and Chief Operating Officer. Jim, who was President of Coast from 1994-1995, will apply his experience in growing sales while streamlining operations, and we are excited to have him back on the team.

Moving into 2007, we expect the added depth in our leadership team, along with new product introductions and continued market share gains, will help build a foundation for long-term growth at Coast Distribution System. I want to thank all of our employees for their dedication, creativity and hard work, and thank our customers and suppliers for their continued support

Sincerely,



Thomas R. McGuire
Chairman of the Board
Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒ Annual Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act Of 1934
For the fiscal year ended December 31, 2006

OR

☐ Transition Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act Of 1934
For the transition period from ________ to ________

Commission File Number: 1-9511

THE COAST DISTRIBUTION SYSTEM, INC.
(Exact name of Registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

94-2490990
(I.R.S. Employer Identification No.)

350 Woodview Avenue, Morgan Hill, California
(Address of principal executive offices)

95037
(Zip Code)

(408) 782-6686
(Registrant's telephone number, including area code)

Securities Registered Pursuant To Section 12(b) Of The Act:

Common Stock, par value, $.001 per share
Preferred Share Purchase Rights, $0.001 per share
(Title of Class)

American Stock Exchange
American Stock Exchange
(Name of Each Exchange on Which Registered)

Securities Registered Pursuant To Section 12(g) Of The Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Non-accelerated filer ☒
Accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒.

The aggregate market value of the outstanding shares of Common stock held by non-affiliates of Registrant as of June 30, 2006, the last day of the second quarter of fiscal 2006, which was determined on the basis of the closing price of Registrant's shares on that date, was approximately $32,856,600.

As of March 19, 2007, a total of 4,413,821 shares of Registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Except as otherwise stated therein, Part III of the Form 10-K is incorporated by reference from Registrant's Definitive Proxy Statement for its Annual Meeting which is expected to be filed on or before April 30, 2007.

TABLE OF CONTENTS

The Coast Distribution System, Inc.
Annual Report On Form10-K

For The Year Ended December 31, 2006

Forward Looking Statements

Statements contained in this Report that are not historical facts or that discuss our expectations, beliefs or view regarding our future operations or future financial performance, or financial or other trends in our business or markets, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "1933 Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act"). Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, they include the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." Forward-looking statements are based on current information and are subject to a number of risks and uncertainties that could cause our financial condition or operating results in the future to differ significantly from those expected at the current time. Those risks and uncertainties are described in Item 1A in Part I of this Report in the Section entitled "RISK FACTORS" and readers of this Report are urged to read the cautionary statements contained in that Section of this Report.

Due to these uncertainties and risks, readers are cautioned not to place undue reliance on forward-looking statements contained in this Report, which speak only as of the date of this Annual Report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Part I

Item 1 .. Business

OVERVIEW OF OUR BUSINESS

The Coast Distribution System, Inc. is, we believe, one of the largest wholesale suppliers of replacement parts, supplies and accessories for recreational vehicles ("RVs"), and boats in North America. We supply more than 14,000 products and serve more than 12,000 customers throughout the United States and Canada, from 13 regional distribution centers in the United States that are located in California, Texas, Oregon, Arizona, Colorado, Utah, Indiana, Pennsylvania, New York, Georgia, Florida and Wisconsin and 4 regional distribution centers in Canada located, respectively, in Montreal, Toronto, Calgary and Vancouver. Reference is made to Note G to our Consolidated Financial Statements, contained in Item 8 of this Report, for certain information regarding the respective operating results of the Company's operations in the United States and Canada. Our customers are comprised primarily of RV and boat dealers and RV and boating parts supply stores and service centers ("After-Market Customers"), who resell the products they purchase from us, at retail, to consumers that own or use RVs and boats.

We have introduced into the marketplace a number of products that have been designed specifically for us by independent product design firms or product manufacturers and are manufactured for us, generally on an exclusive basis, by a number of different independent manufacturers ("proprietary products" or "Coast-Branded Products"). We market our proprietary products under our own brand-names in competition with brand name products from traditional suppliers of RV and boating parts, supplies and accessories. We are able to obtain the proprietary products at prices that generally are below those we would have to pay for functionally equivalent brand name products manufactured by long time suppliers that are based in the United States. For additional information regarding our proprietary products, see "Products—*Proprietary Products Strategy and Sales*" below.

In the latter part of 2005, Coast began marketing and selling gasoline inverter and diesel portable and standby generators, manufactured by Wuxi Kipor Power Co., Ltd. ("Kipor"), which is the largest manufacturer in China of inverter generators for export. In April 2006, Coast and Kipor entered into an agreement appointing Coast as the sole distributor of Kipor's products in the Continental United States, Canada and Mexico. See "Products—*Kipor Generator Products*" below for additional information regarding the Kipor Agreement and the products that we sell pursuant to that Agreement.

We utilize a computer-based order entry and warehousing system which enables customers to transmit orders either telephonically or electronically to us, and enables us to prepare and invoice most orders within 24 hours of receipt. We also have established a national customer service center to enable customers to obtain product information and place orders by telephone using Company toll-free telephone numbers. We believe that the breadth of our product lines, the proprietary products we are able to offer to our customers, the computer integration of our operations, and our inventory deployment program distinguishes us from other distributors of RV and boating parts, supplies and accessories.

The Company was incorporated in California in June 1977, and reincorporated in Delaware in April 1998. For convenience, we will refer to The Coast Distribution System, Inc. in this Report as "we" or "us" or the "Company."

THE RV AND BOATING PARTS, SUPPLIES AND ACCESSORIES AFTER-MARKETS

Many manufacturers of RV and boating replacement parts, supplies and accessories rely on independent distributors, such as the Company, to market and distribute their products or to augment their own product distribution operations. Distributors relieve manufacturers of a portion of the costs associated with distribution of their products while providing geographically dispersed selling, order processing and delivery capabilities. At the same time, distributors offer retailers access to a broad line of products and the convenience of rapid delivery of orders which reduces the amount of product inventories that retailers must carry and, therefore, their costs of operations.

The market for RV parts, supplies and accessories distributed by the Company is comprised of both RV dealers and RV supply stores and service centers. The RV products that we sell include optional equipment and accessories, such as trailer hitches, air conditioning units, water heaters and other accessories, and replacement and repair parts and maintenance supplies. The market for boating parts, supplies and accessories is comprised primarily of independent boat dealers that sell boats and boating parts, supplies and accessories at retail. Independent boat dealers purchase primarily replacement parts, boating supplies and smaller accessories from the Company. See "BUSINESS — Products."

PRODUCTS

General.

We carry a full line of more than 14,500 RV and boating parts, supplies and accessories which we purchase from more than 500 manufacturers. The RV products that we distribute include antennae, vents, electrical items, towing equipment and hitches, appliances such as air conditioners, refrigerators, ranges and generators, LP gas equipment, portable toilets and plumbing parts, hardware and tools, specialized recreational vehicle housewares, chemicals and supplies, and various accessories, such as ladders, jacks, fans, load stabilizers, mirrors and compressors. Boating and marine products that we distribute include boat covers, stainless steel hardware, depth sounders, anchors, life jackets and other marine safety equipment and fishing equipment that are designed primarily for use on trailer-towable boats.

Proprietary Products Strategy and Sales.

We have introduced into the RV and boating aftermarkets a growing number of proprietary products, which are manufactured specifically for us, often on an exclusive basis, by a number of different independent manufacturers, based in the United States, the Far East and, to a much lesser extent, in Europe. The proprietary products primarily include products that are needed or used by RV and boating customers on a regular or recurring basis, such as trailer hitches, plastic wastewater tanks, vent lids, stabilizing jacks and battery boxes, which have been designed for us by independent professional product design firms or by the independent manufacturers that we have retained to manufacture the products for us. We market these proprietary products under our own brand-names in competition with brand name products from traditional suppliers, which usually sell their products to a number of distributors and into other markets.

Generally, the costs to us of purchasing proprietary products are lower than the costs of purchasing functionally equivalent products from traditional suppliers based in the United States. As a result, our proprietary products strategy has enabled us, over the years, to offer our customers lower priced products, without compromising quality, and at the same time has enabled us to increase our gross profit margins. We believe, moreover, that our Coast-branded proprietary products are gaining greater acceptance among users of RVs and boats. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" elsewhere in this Report. However, the costs of marketing our proprietary products generally are greater than for established brand-name products, which can offset some of the margin advantage we gain on sales of those products.

During the past several years we have begun to source from overseas manufacturers, and market and sell in the United States and Canada, products that have applications not only in the RV and boating markets, but also in other markets. We intend to continue our efforts to source additional products from independent manufacturers, primarily in the Far East, that we can sell into multiple markets in the United States and Canada, in order to increase our sales and gross margins and reduce our dependence on the RV and boating markets. It is too early to predict if this strategy will prove to be successful. Among other things, if we do introduce products into new markets, we are likely to face competition in those markets from other manufacturers and distributors, some of which will be larger and will have more marketing and capital resources than we do and will be better known in those markets than we are. Additionally, we expect that it will be necessary for us to assume primary responsibility for marketing these products to consumers, rather than being able to rely on marketing programs conducted by established domestic manufacturers.

Kipor Generator Products.
In the latter part of 2005 we began importing, for resale in our markets, gasoline inverter and diesel portable and standby generators manufactured by Wuxi Kipor Power Co., Ltd. ("Kipor"), which is the largest manufacturer in China of inverter generators for export. In April 2006, we entered into a Sole Sales and Service Agreement with Kipor (the "Kipor Agreement"), which appoints Coast as the sole distributor of Kipor's products in North America, which is defined in the Agreement to include the Continental United States, Canada and Mexico. The Kipor products covered by the Agreement include gasoline inverter generators; diesel generators, including Kipor's diesel Super-Silent generators; converter generators; diesel and gasoline engines; and water pumps. Under the Agreement, Coast (i) is responsible for marketing, and is obligated to use its best efforts to maximize sales of, Kipor products in North America, and (ii) is responsible for providing, or arranging for the provision, of warranty and repair services for Kipor products sold in North America.

The Agreement is to continue in effect until twelve (12) months after either party gives its written notice of an intention to terminate the Agreement to the other party. However, Kipor will have the right to terminate the Agreement on 90 days' prior written notice to Coast, if Coast fails to fulfill any of its responsibilities or obligations under the Agreement, including the achievement of any minimum sales objectives that may be established by mutual agreement of the parties, subject, however, to Coast's right to cure such failure within that 90 day notice period. If Coast succeeds in curing such a failure within that 90-day period, then, the Agreement will not terminate and, instead, will continue in full force and effect.

During 2006, sales of Kipor generators accounted for approximately 8.1% of our net sales in 2006, as compared to 1.5% in 2005. We expect that our sales of Kipor generator products will increase in 2007, as compared to 2006. However, we also expect that our operating costs will increase in 2007, because we are responsible for marketing, and for providing or arranging for warranty and repair services for, Kipor products in our markets.

MARKETING AND SALES

Our Customers.
Our customers include primarily (i) RV dealers, which purchase optional equipment and accessories for new recreational vehicles and replacement and repair parts for their service departments, (ii) independent RV supply stores and service centers that purchase parts, supplies and accessories for resale to owners of RVs and for their service centers, and (iii) independent boat dealers that purchase small accessories for new boats and replacement parts and boating supplies for resale to boat owners and operators. We are not dependent on any single customer for any material portion of our business and no single customer accounted for as much as 5% of our sales in 2006, 2005 or 2004.

As described above in our discussion of our proprietary products strategy, we have begun to market and sell Kipor generators and other of our proprietary products to national and regional home improvement and home accessories chains, catalogue stores, hardware stores, lumber yards and contractors' and agricultural equipment outlets. However, to date, our sales to those customers have not been material in relation to our sales of such products to RV and boating After-Market customers.

Our Customer Service Center and Computerized Order Entry and Warehousing System.
We have designed and implemented a computer-based order entry and warehousing system which enables our customers to transmit orders electronically to our central computers and also enables us, subject to product availability, to prepare and invoice most customer orders within 24 hours of receipt.

We also operate a national customer sales and service center through which our customers can obtain product information and place orders by telephone using our toll-free telephone numbers. Our customer sales and service center is staffed by sales personnel who are trained to promote the sale of our products and to handle customer service issues.

Orders transmitted from customers either electronically, or by telephone to the national customer sales and service center, are input into our computer system and then are electronically transmitted to the regional distribution center selected by the customer, where the products are picked, packed and shipped. At the time the order is received, the customer is informed, either by electronic confirmation, or by the sales person handling the customer's call at the customer service center, that the order has been accepted and whether any items are not currently in stock. In addition, we offer to participating customers a "split shipment program" by which a customer's order for a product that is not available from the Company's distribution center closest to the customer will be shipped to that customer from another of the Company's distribution centers when that product is available at that back-up distribution center. One of the objectives of our inventory management and deployment program is to improve our ability to fill customer orders from the distribution centers closest to the customer and thereby improve our responsiveness, and at the same time reduce the cost of service, to the customer (see "BUSINESS — Distribution").

Annual Dealer Buying Show.
Each year, in February, we host our annual dealer buying show, in Las Vegas Nevada, for our customers. At these shows, we display and sell thousands of the products we distribute, including products from more than 300 of our independent suppliers and our Coast-branded proprietary products. Representatives from more than 700 of our U.S. and Canadian customers attended our 2007 dealer buying show. Since consumers typically increase their purchases of RV and boating products in the early spring, to facilitate sales of products at our dealer buying show we offer our creditworthy customers extended payment terms that allow them to purchase products at the show and defer their payments to us for those products until the spring.

DISTRIBUTION

Our regional distribution and warehouse centers in North America carry an inventory of up to approximately 14,500 RV and boating parts, supplies and accessories, although the nature and number of products at each distribution and warehouse center does vary, based primarily on their historical product sales to customers in their regions. We rely primarily on independent freight companies to ship our products to our customers. We have implemented an inventory management and deployment program which has enabled us to reduce our costs of inbound freight, improve the responsiveness and timeliness of the service we provide our customers, as evidenced by steady improvement over the past three years in order fill rates, and reduce our service costs. We believe that the implementation of this program contributed to a meaningful extent to an overall improvement in our gross margin during the past three years from 2004 through 2006, when our gross margin was 19.2%, 18.5%, 18.8%, respectively, as compared to 17.5% in 2003, 15.9% in 2002 and 14.2% in 2001.

ARRANGEMENTS WITH MANUFACTURERS

General.
The products which we distribute are purchased from more than 500 different manufacturers. As is typical in the industry, in most instances we acquire those products on a purchase order basis and we have no long term supply contracts or guaranteed price or delivery agreements with manufacturers, including the manufacturers that produce proprietary products for us. As a result, short-term inventory shortages can occur. We sometimes choose to carry only a single manufacturer's products for certain of the brand-name product lines that we sell, although comparable products usually are available from multiple sources. In addition, we obtain each of our proprietary products from a single source manufacturer, although in most instances we own the tooling required for their manufacture.

Dependence on a single manufacturer for any product or line of related products, however, presents some risks, including the risk that we will be unable to readily obtain alternative product supply sources in the event that a single source supplier (i) encounters quality or other production problems, (ii) decides to enter into an exclusive supply arrangement or alliance with a competing distributor, or (iii) decides to vertically integrate its operations to include not only manufacturing, but also distribution, of its products. Termination of a single source supply relationship could adversely affect our sales and operating income, possibly to a significant extent. See "Risk Factors" in Item 1A of this Report.

None of the manufacturers or suppliers from which we obtain products accounted for more than 5% of our product purchases in 2006, 2005 or 2004, except Airxcel, Inc., which supplies us with our requirements for RV air conditioners, sold under the Coleman® brand name, Valley Industries, Inc., which supplies us with towing products, and Kipor, which supplies us with portable generators. In the years ended December 31, 2006, 2005, and 2004, the products supplied to us by Airxcel accounted for approximately 10%, 11% and 9%, respectively, and the products supplied by Valley accounted for approximately 7%, 10%, and 11%, respectively, of our product purchases in those years. The products supplied to us by Kipor accounted for approximately 13% of our total purchases in 2006. See "Products — *Kipor Generator Products*" on page 5.

We generally do not independently warrant the products that we distribute and sell. Instead, the manufacturers generally warrant those products and allow us to return defective products, including those that have been returned to us by our customers. In the last quarter of 2005, we began selling a line of Kipor portable and standby generators under a product supply arrangement with Kipor which provides for us to share in the costs of providing warranty services for these products. The warranty period 24 months following the sale of a Kipor generator to a retail customer. In 2005, we did not have sufficient experience with these products to be able to predict, with any accuracy, the warranty costs that we might incur under this arrangement and, as a result, we had not yet established any reserves for such costs or for possible warranty claims that might have been made with respect to these products. By the fourth quarter of 2006, we had obtained sufficient experience with respect to the types and costs of warranty claims typically associated with those products and, as a result, were able to estimate future claims on the products as they are sold. Accordingly, at December 31, 2006, we recorded a charge of $418,000 to establish an allowance for potential warranty claims and costs with respect to those products.

We do maintain insurance to protect us against product liability claims relating to all of the products we distribute and sell. Additionally, we often are able to obtain indemnification agreements from our product suppliers to protect us against product liability claims that may arise out of the use of the products they manufacture and supply to us for resale.

COMPETITION

We face significant competition. There are a number of national and regional distributors of RV and boating parts, supplies and accessories that compete with us. There also are mass merchandisers, catalog houses and national and regional retail chains specializing in the sale of RV or boating parts, supplies and accessories that purchase such products directly from manufacturers. The mass merchandisers and national and regional chains compete directly with the RV and boating supply stores and service centers that purchase products from us. This competition affects both the volume of our sales and the prices we are able to charge our customers for those products. Additionally, there is no assurance that changes in supply relationships or new alliances within the RV or boating products industry will not occur that would further increase competition.

We compete on the basis of the quality, speed and reliability of our service, the breadth of our product lines and on price. We believe that we are highly competitive in each of those areas.

As discussed earlier in this Report, we have recently begun selling a line of portable generators, not only in the RV and boating After-Markets, but also in other markets in which we have not previously sold products. We also intend to seek additional products that we can begin sourcing from overseas suppliers and that we can import and sell into other markets in the United States and Canada. We expect to encounter intensive competition from other manufacturers and distributors of competing products. Many of those companies will be larger and have greater marketing and financial resources than we do and are likely to be better known in these markets than we are. Therefore, there is no assurance that we will be successful in competing against those companies.

EMPLOYEES

At December 31, 2006, we had approximately 410 full-time employees, which include employees in Canada. During the peak summer months, we also employ part-time workers at our regional distribution and warehouse centers. None of our employees is represented by a labor union and we believe that relations with our employees are good

OUR WEBSITE

Our internet website address is www.coastdistribution.com. Our Annual Report to Stockholders and all of our SEC filings are available on our website, without charge. Copies of these filings also are available as soon as reasonably practicable after we have filed or furnished these documents to the SEC at its website, which is *www.sec.gov.*

Item 1A .. Risk Factors

Statements contained in this Annual Report that are not historical facts or that discuss our expectations regarding our future operations or future financial performance or trends in our business constitute "forward-looking statements." Forward-looking statements are estimates or predictions of our future financial performance or financial condition, or are statements about financial or market trends that may affect our future results of operations, which are based upon current information and which are subject to a number of risks and uncertainties that could cause our actual operating results or our financial performance or condition in future periods to differ significantly from those expected at the current time. Those risks and uncertainties include, although they are not limited to, the following:

Our Business is Seasonal and is Subject to Various Economic and Climatic Influences.

Our sales are affected directly by the purchase and usage levels of RVs and boats. The purchase and usage of RVs and boats are affected by consumers' level of discretionary income and their confidence about economic conditions; the availability and prices of gasoline; prevailing interest rates; and weather conditions. As a result, our future sales and earnings can be, and in the past have been, adversely affected by the following:

- Loss of confidence among consumers regarding economic conditions and the onset of economic recessions, which cause consumers to reduce their purchases and usage of RVs and boats;
- Increases in the prices and shortages in the supply of gasoline, which increase the cost of using and, therefore, the willingness of consumers to purchase and use RVs and boats;
- Increases in interest rates which affect the availability and affordability of financing for the purchase of RVs and boats and RV and boating accessories;
- Unusually severe or extended winter weather conditions, which can reduce the usage of RV and boats for periods extending beyond the ordinary winter months or to regions that ordinarily encounter milder winter weather conditions and which cause period-to-period fluctuations in our sales and financial performance.

These conditions also often lead to increased price competition in our markets which could force us to reduce our prices, thereby reducing sales revenue and our gross profit margins and earnings

Reliance on Sole Sources of Supply for Certain of our Products.

We sometimes choose to carry only a single manufacturer's products for certain of the brand-name product lines that we sell. In addition, we obtain each of our proprietary products from a single source manufacturer, although in many instances we own the tooling required for their manufacture. Dependence on a single manufacturer for any product or line of related products, however, presents some risks, including the risk that we will be unable to readily obtain alternative product supply sources in the event that a single source supplier (i) encounters quality or other manufacturing problems, or (ii) decides to enter into an exclusive supply arrangement or alliance with a competing distributor, or to vertically integrate its operations to include not only manufacturing, but also distribution, of its products. If any of our single source suppliers were to encounter any manufacturing problems or disruptions or terminate our supply relationship, our sales and earnings could decline, possibly to a significant extent.

The Effects of Possible Changes in Supply Relationships in Our Markets.

As is the customary practice in our markets, in most instances we do not have long term supply contracts with our product suppliers. As a result, product suppliers are free to change the terms on which they sell us products or to discontinue supplying us with products altogether, because they may choose to distribute their products directly to after-market dealers or because they might choose to establish exclusive supply relationships with other distributors. Additionally, manufacturers of new RVs and boats may choose to incorporate optional equipment on their RVs and boats at the time of manufacture that, historically were provided to their dealers by distributors such as the Company. Any of these occurrences could result in increased competition in our markets or reduce the number of products we are able to offer our customers, which could cause our sales to decline and could result in lower margins and in reduced earnings.

We rely heavily on bank borrowings in the operation of our business.
We rely heavily on bank borrowings to fund our working capital requirements and capital expenditures. Our outstanding borrowings create additional risks for our business. Among other things, we may find it more difficult to obtain additional financing to fund expansion or take advantage of other business opportunities, and we use a substantial portion of our cash flow from operations to pay the principal of and interest on our debt. Our existing debt also makes us more vulnerable to general economic downturns and competitive pressures, which could cause us to fail to meet financial covenants in our bank loan agreement and, as discussed in the Section of this Report entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," the interest we have to pay on such debt impacts our operating results.

Risks Related to New Proprietary Products Strategy.
We have begun sourcing and buying from overseas manufacturers and marketing and selling new products, such as portable and standby generators, into new markets. We do not have experience in marketing and selling products in some of those markets and there is no assurance that these products will gain acceptance among customers in those markets. We also expect to encounter stiff competition from companies that manufacture or market competing products. We expect that many of those companies will be larger and will have greater financial and marketing resources than we have. Also, we will have greater responsibilities in marketing and providing warranty protection and service for these products. There is no assurance that we will be successful in marketing and selling these products, and the costs we incur in doing so may reduce our earnings or possibly even cause us to incur losses and we could encounter liabilities for possible warranty claims related to these products.

Product Liability Risks.
Although we do not manufacture any of the products we sell, it is not uncommon for us to be named as an additional defendant in product liability lawsuits brought against the product manufacturers. To protect ourselves from liability, we have been able in many instances to obtain indemnification agreements from these manufacturers or to be named as additional insureds under their product liability insurance policies. Nevertheless, we also maintain our own product liability insurance. Although we have never incurred any material product liabilities in excess of the insurance coverages that we have obtained under policies of insurance maintained either by product manufacturers or by us, there is no assurance that we will not incur, in the future, product liabilities in amounts that materially exceed the insurance coverage and indemnification protections that we have.

No Assurance that We Will Be Able to Fund Cash Dividends Pursuant to our Dividend Policy.
Although the Board of Directors has adopted a cash dividend policy that provides for regular quarterly cash dividends of $0.07 per share, the payment of cash dividends in the future will depend on a number of factors, including, but not limited, to our future financial performance and our available cash resources and the cash requirements of our business and, possibly also, the consents of third parties, such as the lender under our revolving credit facility. As a result, there can be no assurance that future quarterly cash dividends will be equal to the $0.07 per share called for by our current dividend policy or that we will not find it necessary to suspend or even terminate the payment of cash dividends in the future.

Additional uncertainties and risks that could affect our future financial performance or future financial condition are discussed above in Part I of this Report, entitled "BUSINESS" and in the Section of this Report entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION" and you are urged to read those sections as well.

Due to these and other possible uncertainties and risks, readers are cautioned not to place undue reliance on forward-looking statements contained in this Report, which speak only as of the date of this Annual Report. We also disclaim any obligation to update forward-looking information contained in this Report, whether as a result of new information, future events or otherwise.

Item 1B .. Unresolved Staff Comments

None

Item 2 .. Properties

We operate 13 regional distribution centers in 12 states in the United States and 4 regional distribution centers, each located in a different Province in Canada. All of these facilities are leased under triple net leases which require us to pay, in addition to rent, real property taxes, insurance and maintenance costs. The following table sets forth certain information regarding those facilities.

Locations	Square Footage	Lease Expiration Dates
Wilsonville, Oregon	57,000	December 31, 2011
Visalia, California	230,300	December 31, 2016
Fort Worth, Texas	90,670	April 30, 2009
San Antonio, Texas	27,300	June 30, 2008
Denver, Colorado	50,000	September 30, 2009
Elkhart, Indiana	109,000	December 31, 2016
Lancaster, Pennsylvania	64,900	June 30, 2009
Atlanta, Georgia	65,800	August 31, 2014
Tampa, Florida	38,000	June 30, 2008
Gilbert, Arizona	36,500	March 31, 2007
Salt Lake City, Utah	30,400	June 30, 2008
Johnstown, New York	52,500	November 30, 2009
Eau Claire, Wisconsin	36,000	October 31, 2009
St. Bruno, Quebec	40,715	January 1, 2010
Orillia, Ontario	36,360	December 1, 2011
Calgary, Alberta	30,750	December 1, 2008
Langley, British Columbia	22,839	May 31, 2009

Our executive offices are located in Morgan Hill, California, a suburb of San Jose, where we lease 26,000 square feet of office space. Our address is 350 Woodview Avenue, Morgan Hill, California 95037 and our telephone number at that location is (408) 782-6686.

We lease 18,125 square feet of space in Elkhart, Indiana and 2,000 square feet of space in Saint-Hubert, Quebec where we maintain product testing facilities. We also lease 1,500 square feet of office space in Seattle, Washington where we maintain a sales office.

Item 3 .. Legal Proceedings

We are subject to legal proceeding, claims and litigation arising in the ordinary course of our business, including product liability and personal injury claims and intellectual property litigation. Product liability and personal injury claims usually arise out of the use by consumers of the products we sell and, in most cases we are named as an additional defendant in an action brought against the manufacturer of the products involved. In many instances, we have obtained indemnities from the manufacturers; however, it also is our practice to maintain product liability insurance of our own. While the outcome of these matters is currently not determinable, based on information currently available to us, we do not expect that any liabilities or costs that may arise out of these matters will have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4 .. Submission Of Matters To A Vote Of Security Holders

Not applicable.

Executive Officers Of Registrant

Name	Age	Positions with Company
Thomas R. McGuire	63	Chairman of the Board and Chief Executive Officer
James Musbach	56	President and Chief Operating Officer
Sandra A. Knell	49	Executive Vice President — Finance and Chief Financial Officer and Secretary
David A. Berger	52	Executive Vice President — Operations
Dennis A. Castagnola	59	Executive Vice President — Proprietary Products

Set forth below is certain information regarding the Company's executive officers.

THOMAS R. MCGUIRE.
Mr. McGuire is a founder of the Company and has been its Chairman of the Board and Chief Executive Officer since the Company's inception in 1977.

JAMES MUSBACH.
Mr. Musbach, who had served as President of Coast from 1994 to 1995, rejoined the Company in September 2006. Between 1995 and his return to Coast, Mr. Musbach held various management positions with

Raytek Corporation, a manufacturer of infrared non-contact temperature measurement tools, sensors and systems, most recently serving as an Executive Vice President of Raytek and the General Manager of Raytek's Portable Products Division.

SANDRA A. KNELL.
Mrs. Knell has been the Company's Executive Vice President — Finance, Chief Financial Officer and Secretary since August 1985. From 1984 until she joined the Company, Mrs. Knell was an Audit Manager, and for the prior four years was a senior and staff accountant, with Grant Thornton LLP. Mrs. Knell is a Certified Public Accountant.

DAVID A. BERGER.
Mr. Berger has served as an Executive Vice President of the Company since May 1988. From August 1986 to May 1988, Mr. Berger was Senior Vice President — Purchasing of the Company. For the prior 14 years he held various management positions with C/P Products Corp., a distributor of recreational vehicle parts and accessories that we acquired in 1985.

DENNIS A. CASTAGNOLA.
Mr. Castagnola was appointed to his current position of Executive Vice President — Sales in November 2000. From May 1994 through November 2000, he served as Senior Vice President — Proprietary Products, where he directed the Company's proprietary products program. For the prior 19 years, he held various positions with the Company, including Vice President/Division Manager of the Company's Portland, Oregon Distribution Center.

Part II

Item 5 .. Market For The Registrant's Common Stock, Related Stockholder Matters And Issuer Purchases Of Equity Securities

Our shares of common stock are listed and trade on the American Stock Exchange under the trading symbol "CRV."

The following table sets forth, for the calendar quarters indicated, (i) the range of the high and low per share sales prices of our common stock as reported by the American Stock Exchange and (ii) the cash dividends per share that we paid to our stockholders.

	High	Low	Cash Dividends Per Share
2006			
First Quarter	$ 7.69	$ 7.05	$ 0.05
Second Quarter	8.99	7.19	0.05
Third Quarter	10.80	8.00	0.07
Fourth Quarter	10.14	7.75	0.07
2005			
First Quarter	$ 8.20	$ 5.88	$ 0.04
Second Quarter	6.42	3.99	0.04
Third Quarter	6.10	4.71	0.04
Fourth Quarter	7.65	5.44	0.04

On March 19, 2007 the closing price per share of our shares of common stock on the American Stock Exchange was $8.00 and there were approximately 703 holders of record of the Company's shares

DIVIDEND POLICY
In January 2005, our Board of Directors adopted a cash dividend policy that provided for the payment of quarterly cash dividends, each in the amount of $0.04 per common share. In accordance with that policy, in 2005 we paid cash dividends to our stockholders totaling $727,000. In January 2006, our Board of Directors increased the regular quarterly cash dividend to $0.05 per share, and in August 2006, our Board of Directors further increased that cash dividend to $0.07 per share per quarter. In 2006, we paid cash dividends to our stockholders totaling $1,064,000. We expect to pay cash dividends in 2007 totaling approximately $1,239,000 (which is based on the assumption that the average number of shares outstanding during 2007 will be approximately 4,425,000).

The payment of quarterly cash dividends in the future pursuant to this policy will be subject to final determination by the Board of Directors each quarter, based on its review of a number of considerations, including the Company's financial performance and its available cash resources and its cash requirements. It also could become necessary for us to obtain the consent of the lender under our credit facility in order to pay cash dividends pursuant to this dividend policy. For these reasons, as well as others, there can be no assurance that the amount of future cash dividends will not have to be reduced or that the payment of dividends will not have to be suspended or even terminated in its entirety in the future.

REPURCHASES OF COMMON STOCK

In 2005, our Board of Directors adopted stock repurchase plans which authorized the Company to repurchase, in the aggregate, up to of $2,940,000 of shares of our common stock in open market or private transactions in accordance with the applicable rules of the Securities and Exchange Commission. Pursuant to those plans, we purchased a total of 150,545 and 288,008 shares of our common stock during 2006 and 2005, respectively, for an aggregate purchase price of approximately $2,293,000.

The following table sets forth information regarding our share repurchases during the quarter ended December 31, 2006.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar value of Shares that May Yet Be Purchased Under the Programs
October 1, 2006 to October 31, 2006	10	$ 9.85	10	$ 1,091,732
November 1, 2006 to November 30, 2006	36,008	$ 8.11	36,008	$ 799,632
December 1, 2006 to December 31, 2006	18,125	$ 7.91	18,125	$ 647,463
Total	54,143	$ 8.39	54,243	

The above shares were purchased pursuant to a stock repurchase program that was publicly announced on June 3, 2005 and at that time authorized up to $1.5 million of share repurchases and, as of December 31, 2005, a total of $1,200,000 of shares had been purchased under this program. On December 9, 2005, the Company publicly announced that its Board of Directors had authorized a $1.2 million increase in the dollar amount of shares that may be repurchased under this program. This program does not have an expiration date and it is the Company's current intention to make additional share repurchases under this program. However, the Company may elect to suspend share repurchases at any time or from time to time and there is no assurance that any additional shares will be repurchased under this program.

PREFERRED STOCK RIGHTS DIVIDEND

On February 1, 2006, a Special Committee of the Board of Directors, comprised solely of independent directors who also constituted a majority of the Board, approved the adoption of a Shareholder Rights Plan and declared a dividend distribution of one right (a "Right") for each outstanding share of the Company's common stock to stockholders of record at the close of business on February 15, 2006. No separate Rights certificates have been distributed to the Company's stockholders as a result of the dividend distribution. Instead, the Rights are attached to common stock certificates representing the Company's outstanding shares and are not exercisable and do not trade separately from the Company's common stock.

However, subject to extension by the Board of Directors in certain circumstances, the Rights will separate from the common stock and a distribution date (the "Distribution Date") will occur, ten (10) days following the earlier to occur of (i) a public announcement that a person or group of affiliated or associated persons (a "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of twenty-five percent (25%) or more of the Company's outstanding shares, or (ii) the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning twenty-five percent (25%) or more of the outstanding shares of Common Stock. Unless the acquisition of such shares or the tender offer or exchange offer has been approved by the Company's Board of Directors or meets certain other requirements, each Right will represent a right to purchase, for a purchase price of $25.00 per share, a number of newly issued shares of the Company's common stock or, under certain circumstances, newly issued shares of the Acquiring Person, or its affiliated corporation, having an aggregate market value of two (2) times the exercise price of the Right.

If a Distribution Date does occur, then, as soon as practicable thereafter, Rights Certificates will be mailed to record holders of our outstanding common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only holders of shares of our common stock issued prior to a Distribution Date will be issued Rights.

The Rights are redeemable by action of the Board of Directors at any time prior to the occurrence of a Distribution Date at a redemption price of at a price of $0.001 per Right. Additionally, unless a Distribution Date has previously occurred, the Rights will expire at the close of business on February 15, 2009.

The issuance of the Rights dividend was intended to encourage any one seeking to acquire the Company to negotiate the terms of such an acquisition with the Board of Directors, rather than launching a hostile attempt to take control of the Company. The Board of Directors believes that, through negotiations, the Board and management would be able to better ascertain the intentions and capabilities of anyone seeking to gain control of the Company and take steps needed to achieve fair and non-discriminatory treatment of all stockholders of the Company. If the Board, as a result of such efforts, comes to support the proposed acquisition, it has the authority to redeem or modify the Rights. However, the existence of the Rights may also have the effect of discouraging acquisition proposals that might be viewed as favorable to the Company's stockholders.

The terms of the Rights are set forth in a Rights Agreement dated as of February 3, 2006 (the "Rights Agreement"), between the Company and the Company's transfer agent, U.S. Stock Transfer Corporation, as Rights Agent. The above summary of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached as Exhibit 4.1 to the Company's registration statement on Form 8-A filed with the Securities Exchange Commission on February 6, 2006 to register the Rights under the Securities Exchange Act of 1934, as amended.

STOCK PERFORMANCE GRAPH

The following graph presents a five-year comparison of cumulative total returns for (i) Coast, (ii) an index comprised of companies within the recreational products markets that were selected by us (the "Peer Group"), and (iii) the American Stock Exchange composite index (the "AMEX Composite"). The Peer Group consists of Brunswick Corporation, Coachmen Industries Inc., Fleetwood Enterprises, Inc., and Winnebago Industries, Inc., which are manufacturers of recreational vehicles and boats, and West Marine Inc. which sells boating parts, supplies and accessories both at wholesale and at retail. The data for the graph was obtained from Hemscott, Inc.



2000
1800
1600
1400
1200
1000
800
600
400
200
0
The Coast Distribution System, Inc.
Peer Group Index
Amex Market Index
2001
2002
2003
2004
2005
2006

Assumes $ 100 invested on January 1, 2002
Assumes dividend Reinvested Fiscal Year ending December 31, 2006

	2001	2001	2003	2004	2005	2006
Coast Distribution	100.00	353.85	1,094.74	1,485.98	1,553.80	1,848.39
Peer Group Index	100.00	96.32	157.62	211.11	174.24	150.76
AMEX Market Index	100.00	96.01	130.86	149.65	165.03	184.77

The Stock Performance Graph assumes that $100 was invested, at the end of fiscal 2001, in Coast's shares and in the shares of the companies comprising the Peer Group Index and the Amex Composite Index and that any dividends issued for the indicated periods were reinvested. Stockholder returns shown in the Performance Graph are not necessarily indicative of future stock performance.

EQUITY COMPENSATION PLANS

Certain information, as of December 31, 2006, with respect to our equity compensation plans is set forth in Item 12, in Part III, of this Report.

Item 6 .. Selected Financial Data

The selected operating data set forth below for the fiscal years ended December 31, 2006, 2005 and 2004, and the selected balance sheet data at December 31, 2006 and 2005, are derived from the Company's audited consolidated financial statements included elsewhere in this Report and should be read in conjunction with those financial statements. The selected operating data for the fiscal years ended December 31, 2003 and 2002, and the selected balance sheet data at December 31, 2004, 2003 and 2002, are derived from the Company's audited consolidated financial statements which are not included in this Report.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Operating Data:					
Net Sales	$ 179,103	$ 176,341	$ 171,833	$ 156,478	$ 145,816
Cost of sales (including distribution costs)	145,501	143,732	138,792	129,094	122,614
Gross margin	33,602	32,609	33,041	27,384	23,202
Selling, general and administrative expenses	27,160	24,932	24,502	22,087	20,561
Operating income	6,442	7,677	8,539	5,297	2,641
Equity in net earnings of affiliated companies	147	90	52	54	9
Other income (expense)					
Interest expense	(1,617)	(1,308)	(1,117)	(1,269)	(1,456)
Other	(141)	30	(35)	108	684
	(1,758)	(1,278)	(1,152)	(1,161)	(772)
Earnings before income taxes and cumulative effect of accounting change	4,831	6,489	7,439	4,190	1,878
Income tax provision	1,858	2,732	3,033	1,743	791
Earnings before cumulative effect of accounting change	2,973	3,757	4,406	2,447	1,087
Cumulative effect of accounting change	—	—	—	—	(6,325)
Net earnings (loss)	$ 2,973	$ 3,757	$ 4,406	$ 2,447	$ (5,238)
Net earnings (loss) per share-diluted[1]					
Before cumulative effect of accounting change	$ 0.64	$ 0.79	$ 0.91	$ 0.53	$ 0.25
Cumulative effect of accounting change	—	—	—	—	(1.44)
Net earnings (loss) per share-diluted	$ 0.64	$ 0.79	$ 0.91	$ 0.53	$ (1.19)
Shares used in computation of net earnings (loss) per share	4,616	4,745	4,855	4,635	4,387

	2006	2005	At December 31, 2004 (In thousands)	2003	2002
Balance Sheet Data:					
Working capital	$ 52,704	$ 46,888	$ 49,212	$ 44,685	$ 39,862
Total assets	69,494	63,533	67,236	62,101	57,013
Long-term obligations[2]	24,350	19,746	23,444	23,799	23,140
Stockholders' equity	31,847	30,421	28,446	23,898	20,548
Dividends per share	$ 0.24	$ 0.16	$ 0.12	$ —	$ —

(1) See Note I to the Company's Consolidated Financial Statements.

(2) Exclusive of current portion. For additional information regarding long-term obligations, see Note D to the Company's Consolidated Financial Statements.

Item 7 .. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

MANAGEMENT OVERVIEW

We believe that Coast is one of the largest wholesale suppliers of replacement parts, supplies and accessories for recreational vehicles ("RVs"), and boats in North America. We supply more than 14,000 products and serve more than 12,000 customers throughout the United States and Canada, from 13 regional distribution centers in the United States 4 regional distribution centers in Canada. Our sales are made to retail parts and supplies stores, service and repair establishments and new and used RV and boat dealers ("After-Market Customers").

Factors Generally Affecting Sales of RV and Boating Products.

Our sales are affected primarily by (i) usage of RVs and boats by the consumers to whom After-Market Customers sell our products, because such usage affects the consumers' needs for and purchases of replacement parts, repair services and supplies, and (ii) sales of new RVs and boats, because consumers often "accessorize" their RVs and boats at the time of purchase.

The usage and the purchase, by consumers, of RVs and boats depend, in large measure, upon the extent of discretionary income available to consumers and their confidence about economic conditions. As a result, recessionary conditions and increases in interest rates often lead to declines in the purchase and, to a lesser extent, in the usage, of RVs and boats. Additionally, increase in the prices and shortages in the supply of gasoline can lead to declines in the usage and purchases of RVs and boats, because these conditions increase the consumers' costs and the difficulties of using their RVs and boats. Weather conditions also can affect our operating results, because unusually severe or extended winter weather conditions can reduce the usage of RV and boats for periods extending beyond the ordinary winter months or to regions that ordinarily encounter milder winter weather conditions and can cause period-to-period fluctuations in our sales and financial performance. Moreover, we have found, at least since September 11, 2001, that usage and purchases of RVs also can be affected by geopolitical conditions. As a result, our sales and operating results can be, and in the past have been, affected by recessionary economic conditions, increases in interest rates, shortages in the supply and increases in the prices of gasoline and unusually adverse weather conditions and, in some cases, geopolitical events as well.

Overview of Fiscal 2006 Operating Results.
The following table provides income statement data for the fiscal years ended December 31, 2006, 2005 and 2004, and compares our fiscal 2006 operating results to our operating results in each of the two immediately preceding fiscal years. Dollars are in thousands, except per share data.

	Year Ended December 31,						
				Increase (Decrease) 2006 vs. 2005		Increase (Decrease) 2005 vs. 2004	
	2006 Amount	2005 Amount	2004 Amount	Amount	Percent	Amount	Percent
Net Sales	$ 179,103	$ 176,341	$ 171,833	$ 2,762	1.6%	$ 4,508	2.6%
Gross profits	33,602	32,609	33,041	993	3.0%	(432)	(1.3)%
Selling, general & administrative expenses	27,160	24,932	24,502	2,228	8.9%	430	1.8%
Operating income	6,442	7,677	8,539	(1,235)	(16.1)%	(862)	(10.1)%
Interest expense	(1,617)	(1,308)	(1,117)	309	23.6%	191	17.1%
Earnings before income taxes	4,831	6,489	7,439	(1,658)	(25.6)%	(950)	(12.8)%
Provision for income taxes	1,858	2,732	3,033	(874)	(32.0)%	(301)	(9.9)%
Net earnings	$ 2,973	$ 3,757	$ 4,406	$ (784)	(20.9)%	$ (649)	(14.7)%
Net earnings per share-diluted	$ 0.64	$ 0.79	$ 0.91	$ (0.15)	(18.9)%	$ (0.12)	(13.2)%

As the above table indicates, we generated increases in net sales and gross margin in 2006 as compared to 2005. However, despite those increases, net earnings declined by $784,000 in 2006, as compared to 2005, due primarily to the following facts and circumstances:

- Sales of RV and boating products declined in 2006, as compared to 2005, due primarily to a reduction in the usage and purchases, by consumers, of RVs and boats in response to (i) substantial increases in gasoline prices, particularly during the spring and summer months when usage of RVs and boats is usually at its highest, (ii) increases in interest rates, which made the purchase of RVs and boats more expensive and more difficult for consumers to finance, and (iii) concerns that a slowing economy might lead to a recession, which we believe led consumers to curtail their discretionary spending.
- Sales of our new product line of Kipor portable and standby generators more than offset the decline in sales of RV and boating products in 2006 and enabled us to increase our gross margin to 18.8% from 18.5% in 2005.
- Increases in selling, general and administrative ("SG&A) expenses, both in absolute dollars and as a percentage of net sales, due primarily to expenses incurred in connection with the launch of our new line of generator products, including expenses to develop and implement marketing and sales programs, to add sales, engineering and quality control personnel, and to provide warranty services for that product line.

In 2006, we were appointed as the exclusive distributor and supplier of Kipor portable and standby generators for North America under a contract with the manufacturer, Wuxi Kipor Power Co. Ltd., the largest manufacturer in China of portable and standby power generators sold for export ("Kipor"). Under that contract, Coast is responsible for marketing and selling and providing warranty services for Kipor generators that are sold to consumers and businesses in North America by Coast's aftermarket customers. During 2006, Coast worked with Kipor to test generators that it would manufacture for the North American market to ensure that those generators would satisfy U.S. government environmental and quality standards. That testing necessitated changes to, but also led to improvements in, those products. However, those changes and improvements also slowed shipments of generators to Coast. Still, despite these issues, which Coast believes have been resolved, sales of Kipor generators accounted for 8.1% of Coast's total net sales in 2006, as compared to 1.5% in 2005, when Coast first began importing those products for resale in the United States and Canada.

The higher earnings in 2005, as compared to 2006, also is partly attributable to sales of RV accessories and parts by our customers to FEMA that were used to equip the numerous RVs that FEMA purchased for the victims of Katrina and the other hurricanes that occurred in the Southeast in mid-2005.

Outlook for 2007.

The relatively high gasoline prices and increased interest rates have continued into 2007 and we expect that they will continue to adversely affect purchases and usage by consumers of RVs and boats, at least during the first two quarters of 2007. Additionally, we expect that our year-over-year comparisons between those two quarters and the corresponding quarters of 2006 will be negatively impacted, because sales in the first two quarters of 2006 included some residual sales to FEMA which will not recur in the first two quarters this year. Our strategic goals for 2007 are to capture additional market share and to improve our gross margin, despite these market conditions, primarily by continuing to increase our sales of proprietary products that we source from the Far East, including products from supply sources in China that we established during the fourth quarter of 2005. We generally are able to realize higher margins on sales of proprietary products, which we believe have gained greater acceptance among users of RVs and boats during the past three years. We also expect to be able to increase sales of Kipor generators in 2007, as shipments of those products from China ramp up and we begin receiving shipments of higher power generators that have industrial applications and which we believe can lead to further increases in our profit margin. No assurance can be given, however, that we will be able to achieve these goals because, as is described above under the caption "Factors Generally Affecting Sales of RV and Boating Products," and in Item 1A of this Report, entitled "RISK FACTORS," our sales and profitability can be affected by a number of conditions that are outside of our control. Additionally, the higher costs of marketing, testing and servicing our line of generator products, as well as new proprietary products that we will be sourcing from the Far East could offset the positive effects of any increases in sales of those higher margin products.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

General.

In accordance with accounting principles generally accepted in the United States of America ("GAAP"), we record most of our assets at the lower of cost or fair value. In the case of some of our assets, principally accounts receivable, inventories and deferred income taxes, we make adjustments to their cost or fair values to arrive at what we expect to be able to collect on outstanding accounts receivables, the amounts for which we expect to be able to sell our inventories and the amount of available tax loss and credit carryforwards and deductions that we will be able to use to reduce our future income tax liability. Those adjustments are made on the basis of a number of different factors, including judgments or assumptions we make regarding economic and market conditions and trends and their impact on our financial performance, and those judgments and assumptions are, in turn, based on current information available to us. If those conditions or trends were to change in ways that we did not expect, then, based on our assessment of how those changes will affect the prospects for realizing the values at which we have recorded these assets, we may be required, pursuant to GAAP, to further adjust the carrying values at which we record these assets for financial reporting purposes. Any resulting downward adjustments are commonly referred to as "write-downs" of the assets affected by the changed conditions.

It is our practice to establish reserves or allowances against which we are able to charge any such downward adjustments or "write-downs" to these assets. Examples include an allowance established for uncollectible accounts receivable (sometimes referred to as "bad debt reserves") and an allowance for inventory obsolescence. The amounts at which those allowances are established and maintained are based on our historical experience and also on our assumptions and judgments about economic or market conditions or trends and any other factors that could affect the values at which we had recorded such assets. Those allowances are periodically increased to replenish the allowances following write-downs of uncollectible accounts or to take account of increased risks due to changes in economic or market conditions or trends. Increases in the allowances are effectuated by charges to income or increases in expense in our statement of operations in the periods when those allowances are increased. As a result, our judgments or assumptions about market and economic conditions or trends and about their effects on our financial performance can and will affect not only the amounts at which we record these assets on our balance sheet, but also our results of operations.

The decisions as to the timing of (i) adjustments or write-downs of this nature and (ii) the increases we make to our reserves, also require subjective evaluations or assessments about the effects and duration of changes in economic or market conditions or trends. For example, it is difficult to predict whether events or changes in economic or market conditions, such as increasing gasoline prices or interest rates or economic slowdowns, will be of short or long-term duration, and it is not uncommon for it to take some time after the onset of such changes, for their full effects on our business to be recognized. Therefore, management makes such estimates based upon the information available at that time and reevaluates and adjusts its reserves and allowances for potential write-downs on a quarterly basis.

Under GAAP, most businesses also must make estimates or judgments regarding the periods during which sales are recorded and also the amounts at which they are recorded. Those estimates and judgments will depend on such factors as the steps or actions that a business must take to complete a sale of products to or to perform services for a customer and the circumstances under which a customer would be entitled to return the products or reject or adjust the payment for the services rendered to it. Additionally, in the case of a business that grants its customers contractual rights to return products sold to them, GAAP requires that a reserve or allowance be established for product returns by means of a reduction in the amount at which its sales are recorded based primarily on the nature, extensiveness and duration of those rights and historical return experience.

In making our estimates and assumptions we follow GAAP and accounting practices applicable to our business that we believe will enable us to make fair and consistent estimates of the carrying value of those assets and to establish adequate reserves or allowances for downward adjustments in those values that we may have to make in future periods. See "Consolidated Financial Statements — Report of Independent Registered Public Accounting Firm" in Item 8 of this Report.

Our Critical Accounting Policies.

Set forth below is a summary of the accounting policies that we believe are material to an understanding of our financial condition and results of operations that are discussed below.

REVENUE RECOGNITION AND THE ALLOWANCE FOR PRODUCT RETURNS.

We recognize revenue from the sale of a product upon its shipment to the customer. We provide our customers with limited rights to return products that we sell to them. We establish an allowance for potential returns that reduces the amounts of our reported sales. We estimate the allowance based on historical experience with returns of like products and current economic and market conditions and trends, which can affect the level at which customers submit products for return.

ACCOUNTS RECEIVABLE AND THE ALLOWANCE FOR DOUBTFUL ACCOUNTS.

In the normal course of our business we extend 30 day payment terms to our customers and, due to the seasonality of our business, during late fall and winter we grant payment terms of longer duration to those of our customers that have good credit records. We regularly review our customers' accounts and estimate the amount of, and establish an allowance for, uncollectible amounts or receivables in each reporting period. The amount of the allowance is based on several factors, including the age of unpaid amounts, a review of significant past due accounts, and current economic and market trends that can affect the ability of customers to keep their accounts current. Estimates of uncollectible amounts are reviewed periodically to determine if the allowance should be increased, and any increases are recorded in the accounting period in which the events that require such increases become known. For example, if the financial condition of some of our customers or economic or market conditions were to deteriorate, adversely affecting their ability to make payments to us on a timely basis, increases in the allowance may be required. Since the allowance is increased or replenished by recording a charge which is included in, and has the effect of increasing, selling, general and administrative expenses, an increase in the allowance will reduce income in the period when the increase is recorded.

RESERVE FOR EXCESS, SLOW-MOVING AND OBSOLETE INVENTORY.

Inventories are valued at the lower of cost (first-in, first-out) or net realizable value and that value is reduced by an allowance for excess and slowing-moving or obsolete inventories. The amount of the allowance is determined on the basis of historical experience with different product lines, estimates or assumptions concerning future economic and market conditions and estimates of future sales. If there is an economic downturn or a decline in sales, causing inventories of some product lines to accumulate, it may become necessary to increase the allowance. Other factors that can require increases in the allowance or inventory write downs are reductions in pricing or introduction of new or competitive products by manufacturers; however, due to the relative maturity of the markets in which the Company operates, usually these are not significant factors. Increases in this allowance also will cause a decline in operating results as such increases are effectuated by charges against income.

ALLOWANCE FOR DEFERRED INCOME TAXES.
We record as a "deferred tax asset" on our balance sheet tax loss carryforwards and tax deductions that can be applied in future periods to offset or reduce our future income tax liability. At December 31, 2006 the aggregate amount of that net deferred tax asset was approximately $2.0 million. Under applicable federal and state income tax laws and regulations, tax loss carryforwards and tax deductions will expire if not used within specified periods of time. Accordingly, the ability to use this deferred tax asset depends on the taxable income that we are able to generate during those time periods. We have made a judgment, based on historical experience and current and anticipated market and economic conditions and trends, that it is more likely than not that we will generate taxable income in future years sufficient to fully use the deferred tax asset that is recorded in our financial statements. However, if due to future events or circumstances, such as an economic downturn that might adversely affect our operating results, we subsequently come to a different conclusion regarding our ability to fully utilize this asset, we would create a valuation allowance in order to reduce the amount at which we record the deferred tax asset to the amount we believe we will be able to fully utilize. The creation of such an allowance would be effectuated by an increase in the provision (or a reduction in the credit) for income taxes in our statement of income, which would have the effect of reducing our income in the fiscal period in which such provision is recorded.

LONG-LIVED ASSETS AND GOODWILL.
Long-lived assets, such as property and equipment and certain types of identifiable intangibles, are reviewed for possible impairment at least annually or if and when events or changes in circumstances indicate the carrying amount of any of those assets may not be recoverable in full, based on standards established by SFAS No. 142, by comparing the fair value of the long-lived asset to its carrying amount. In the event that we were to determine that the fair value of the asset has declined below its carrying value, we would be required to reduce the value at which we record the asset on our balance sheet to its fair value through a charge to earnings.

FOREIGN CURRENCY TRANSLATION.
The financial position and results of operations of our foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of each foreign subsidiary are translated into U.S. dollars at the rate of exchange in effect at the end of each reporting period. Revenues and expenses of our foreign subsidiaries are translated into U.S. dollars at the average exchange rate for the reporting period. Foreign currency translation gains and losses not impacting cash flows are credited to or charged against other comprehensive earnings. Foreign currency translation gains and losses arising from cash transactions are credited to or charged against current earnings.

RECENT ACCOUNTING PRONOUNCEMENTS. .
Information regarding recently issued accounting pronouncements and the impact that they might have on our financial statements in the future can be found in Note A to our Consolidated Financial Statements that are in Item 8 of this Part II of this Annual Report.

RESULTS OF OPERATIONS

The following table sets forth certain financial data, expressed as a percentage of net sales, derived from our statements of income for the respective periods indicated below:

	Year Ended December 31,		
	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	81.2	81.5	80.8
Gross profit	18.8	18.5	19.2
SG & A expenses	15.2	14.1	14.2
Operating income	3.6	4.4	5.0
Interest expense	(0.9)	(0.7)	(0.7)
Earnings before taxes	2.7	3.7	4.3
Income tax provision	(1.0)	(1.5)	(1.8)
Net earnings	1.7	2.2	2.5

Net Sales.
Net sales consist of revenues from the sales of the products we supply or distribute, net of an allowance for product returns. The following table sets forth certain information regarding the increases in net sales in fiscal 2006, fiscal 2005 and fiscal 2004. Dollars in the table are in thousands.

2006	2005	% Increase 2006 vs. 2005	2004	% Increase 2005 vs. 2004
$179,103	$176,341	1.6%	$171,833	2.6%

The increase in net sales in 2006, as compared to 2005, was primarily attributable to increases in sales of our proprietary and exclusive products, largely the Kipor line of portable and standby generators. Those increases more than offset the effects on our sales of RV and boating products of an industry-wide decline in usage and purchases, by consumers, of RVs and boats that, in turn, adversely affected the demand for our products from our After-Market Customers. We believe that this decline was primarily attributable to high gasoline prices and rising interest rates and uncertainties about the direction of the economy.

We believe that the increase in net sales in 2005, as compared to 2004, was primarily attributable to an increase in our share of RV After-Market sales during the year, because the increase in sales was achieved despite an industry-wide slowdown in purchases and usage of RVs that was primarily attributable to increases in gasoline prices and interest rates and a decline in consumer confidence. We believe that we were able to achieve this increase in market share primarily as a result of greater acceptance of and greater demand for our proprietary products in the marketplace, as indicated by increases in our sales of those products to our existing customers and an increase in the number of customers purchasing those products from us, including by customers that had not purchased products from us in the past.

Gross Margin.
Gross profit is calculated by subtracting the costs of sales from net sales. Costs of sales consists primarily of the amounts paid to manufacturers and suppliers for the products that we purchase for resale, and warehouse and distribution costs, freight charges, and charges recorded to establish or maintain allowances for possible warranty claims, bad debts and inventory obsolescence. Gross margin is gross profits stated as a percentage of net sales.

	2006	2005	2004
	(Dollars in thousands)		
Gross profit	$ 33,602	$ 32,609	$ 33,041
Gross margin	18.8%	18.5%	19.2%

In 2006 our gross margin increased to 18.8%, as compared to 18.5% in 2005. This increase was primarily attributable to the increase in sales of our proprietary and exclusive products, primarily Kipor generators, on which we realize higher gross margins. The effect of this change in product mix more than offset increases in freight and shipping costs a charge of $418,000 recorded to establish an allowance for possible warranty costs as a result of our obligation, under our Agreement with Kipor, to provide warranty services for the standby and portable generators that we sell.

In 2005 our gross margin declined to 18.5% from 19.2% in 2004. This decline was primarily attributable to (i) increases in freight and shipping costs, (ii) an increase in steel prices, which affected the prices to us of some of the products we purchased from our suppliers, and (iii) selected price reductions in the first half of 2005 that we implemented in response to increased price competition in our markets as a result of an industry-wide slowdown in sales.

Selling, General and Administrative Expense.
Selling, general and administrative ("SG&A") expenses consist primarily of selling and marketing costs, selling and administrative labor and other administrative costs, professional fees and expenses and the provision made for uncollectible accounts. Also included in SG&A expense, in 2006, was stock based compensation expense, attributable to the grant and vesting of employee stock options, which was recorded in accordance with SFAS No. 123R. Such expense was not required to be and was not recorded in our income statement in any periods prior to 2006.

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
SG&A expenses	$ 27,160	$ 24,932	$ 24,502
As a percentage of net sales	15.2%	14.1%	14.3%

SG&A expenses increased by $2,228,000 or 8.9% in 2006, primarily due to increases in labor, both selling and administrative, and increases in insurance premiums and legal and accounting expenses. The increased labor costs were largely attributable to increases in the number of sales, quality control, design and administrative personnel to support sales and the design, development, quality and servicing of the proprietary and imported products, such as the Kipor generators, that we sell. Also contributing to that increase in SG&A expense was stock based compensation expense of $132,000 due to the adoption of SFAS No. 123R effective as of January 1, 2006. No such expense was required to be and none was recorded in either 2005 or 2004.

SG&A expenses increased by $430,000 or 1.8% in 2005, due primarily to an increase in promotional and marketing expenses, and to a lesser extent, an increase in selling and administrative labor. However, as a percent of sales, SG&A expenses declined to 14.1% of net sales in 2005 from 14.3% in 2004.

The majority of our corporate overhead costs are incurred in the United States. A portion of those costs are allocated to our foreign operations to the extent that they directly benefit from the expenses incurred.

Operating Income

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Operating income	$ 6,442	$ 7,677	$ 24,502
As a percentage of net sales	3.6%	4.4%	14.3%

The decrease in operating income in 2006, as compared to 2005, was due primarily to the increase in selling, general and administrative expenses, which more than offset the increases in net sales and gross margin in 2006.

The decrease in operating income in 2005, as compared to 2004, was due primarily to the decrease in our gross margin during the year and the increase in selling, general and administrative expenses, which more than offset the increase in our net sales in 2005.

Operating Income (Expenses)

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Operating income (expense)			
Interest expense	$ (1,617)	$ (1,308)	$ (1,117)
Other	(141)	30	(35)
Total	$ (1,758)	$ (1,278)	$ (1,152)
As a percentage of net sales	(1.0)%	(0.7)%	(0.7)%

Interest expense is the largest component of other income (expense) and is incurred on the borrowings that we make under our revolving bank line of credit. Interest expense increased by $309,000 or 24% in 2006, and by $191,000, or 17%, in 2005, in each case as compared to the immediately preceding year. Those increases were the result of higher rates of interest charged on borrowings under our bank line of credit, due primarily to increases in prevailing market rates of interest to which the interest rate on our borrowing is tied.

Income Tax Provision

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Income tax provision	$ 1,858	$ 2,732	$ 3,033
As a percentage of net sales	1.0%	1.5%	1.8%
Effective tax rate	38.5%	42.1%	40.8%

Our effective income tax rate is affected by the amount of our expenses that are not deductible for income tax purposes and by varying tax rates on income generated by our foreign subsidiaries. The respective decreases in the income tax provision in 2006 and 2005, as compared to their respective prior-year periods, were primarily attributable to decreases in taxable income in each of those years, in each case as compared to the immediately preceding year. The decrease in the effective tax rate in 2006, as compared to 2005, was due to a tax accrual for unremitted earnings of our foreign affiliate in Taiwan in 2005 and to an increase in pre-tax earnings of our subsidiary in Canada.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital, Liquidity and Cash Flows.
We finance our working capital requirements for our operations primarily with borrowings under a long-term revolving credit facility from a bank and internally generated funds. Under the terms of the revolving credit facility, we may borrow up to the lesser of (i) $50,000,000 during the period from March through July, and $40,000,000 during the period from August through February, of each year, or (ii) an amount equal to 80% of eligible accounts receivable and between 50% to 55% of eligible inventory. Interest on the revolving credit facility is payable at the bank's prime rate or, at the Company's option but subject to certain limitations, at LIBOR plus 1.5 percent per annum.

The revolving credit agreement with the bank contains certain restrictive covenants, including covenants regarding profitability, minimum liquidity ratios, restrictions on investments, and limitations on indebtedness, on payment of dividends, and on mergers and consolidations. The Company was in compliance with all the covenants as of December 31, 2006. The credit line is scheduled to mature in May 2009.

At March 20, 2007, outstanding borrowings under the revolving credit facility totaled $36,609,000. Our bank borrowings are secured by substantially all of our consolidated assets and rank senior in priority to any other indebtedness that the Company may incur.

Due to the nature of our business, our primary need for working capital is to finance our accounts receivable and our purchases of inventory. Typically we bill our customers on an open account basis with 2%, 10 day, net 30-day terms. During late fall and in winter, however, certain of our customers receive payment terms of longer duration and, as a result, we generally use a greater proportion of our borrowing availability during the first and fourth quarters of each year than during other parts of the year. We generally use cash for, rather than generate cash from, operations in the first half of the year, because we build inventories, and accounts receivables increase, as our customers begin increasing their product purchases prior to and in anticipation of the spring and summer selling seasons. See "Seasonality and Inflation" below.

Sources and Uses of Cash in 2006

CASH USED IN OPERATIONS.
During 2006, our operations used cash of $3.0 million. We used $9.1 million of cash to increase inventory, offset by net profits of $3.0 million, non-cash expenses of $900,000 and a reduction in accounts receivable of $2.8 million.

CASH PROVIDED BY FINANCING ACTIVITIES.
During 2006, financing activities provided cash of $3.0 million, of which a net increase in credit line borrowings provided $4.7 million and sales of shares under employee stock plans provided $700,000, offset by cash used to purchase nearly $1.2 million of our shares under our stock repurchase program and to pay cash dividends totaling nearly $1.1 million to our stockholders pursuant to our dividend policy. See "TRADING MARKET FOR OUR SHARES, OTHER STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES —Dividend Policy — Repurchases of Shares " in Item 6, in Part II of this Report, for information regarding our dividend policy and share repurchase program.

CASH FLOWS USED IN INVESTING ACTIVITIES.
We also used $900,000 of cash in investing activities in 2006, including $617,000 to fund capital expenditures, primarily for warehouse, computer and telephone equipment.

Contractual Obligations

LEASE OBLIGATIONS.
We lease our facilities and certain of our equipment under non-cancelable operating leases. In 2006, rent expense under all operating leases totaled approximately $4,035,000. The following table sets forth our future operating lease commitments, at December 31, 2006 (in thousands of dollars):

Year Ending December 31,	
2007	$ 4,161
2008	3,968
2009	3,370
20010	2,786
20011	2,316
Thereafter	10,170
	$ 26,771

TOTAL AND MATURITY OF CONTRACTUAL OBLIGATIONS.

The following table sets forth the total and the maturities of our contractual obligations, in thousands of dollars, at December 31, 2006:

Contractual Obligations at Dec. 31, 2006:	Total of Contractual Obligations	Maturities of Contractual Obligations			
		Less than One year	One to Two to Three Years	Four to Four to Five Years	More than More than Five Years
Long-term debt obligations (1)	$ 23,979	$ —	$ 23,979	$ —	$ —
Capital lease obligations	508	137	260	111	—
Operating lease obligations (2)	26,771	4,161	7,338	5,102	10,170
Purchase obligations under letters of credit	—	—	—	—	—
Totals	$ 51,258	$ 4,298	$ 31,577	$ 5,213	$ 10,170

(1) Consists primarily of borrowings under our bank credit line, which matures in May 2009.

(2) These amounts are disclosed as lease obligations in Note D to our Consolidated Financial Statements that are set forth in Item 8 of this Report.

DIVIDEND POLICY.

In the first quarter of 2005, our Board of Directors adopted a dividend policy that provided for the payment of quarterly cash dividends of $0.04 per share to our stockholders in March, June, September and December of each year. Pursuant to that policy we paid total cash dividends in 2005 of $727,000.

In the first quarter of 2006, our Board of Directors approved an increase in the quarterly dividend to $0.05 per share. In August 2006, our Board of Directors increased the quarterly dividend to $0.07 per share. In 2006 we paid total cash dividends of $1,064,000. We expect to pay dividends of $1,239,000 in 2007 (which is calculated based on an estimated average number of shares outstanding of 4,425,000.)

SHARE REPURCHASES.

In 2005, our Board of Directors adopted share repurchase programs authorizing repurchases by us of up to an aggregate of $2,940,000 of our shares of common stock in open market or private transactions. During 2006 and 2005, we made share repurchases totaling $1,195,000 and $1,440,000, respectively, pursuant to those programs. We funded the share repurchases with a combination of internally generated funds and borrowings under our revolving credit facility.

Expected Uses and Sources of Funds

We expect to make capital expenditures in 2007 that we estimate will range between $1,000,000 and $1,400,000 in connection with the establishment of product testing facilities in Elkhart, Indiana, primarily for quality control testing of proprietary products, the expansion of existing product testing capabilities in Wilsonville, Oregon, where we conduct quality control testing primarily for products imported from the Far East, and a planned expansion of our distribution center and warehouse in St. Bruno, Quebec. Those expenditures will be in addition to capital expenditures of a recurring nature, such as for replacement and upgrading of equipment, that we expect will range from $400,000 to $600,000.

We expect to be able to fund these expenditures and our working capital requirements, and to pay cash dividends and make share repurchases with borrowings under our revolving credit facility and internally generated funds.

We will continue to explore opportunities to increase our sales and our market share and to improve our profit margins. We plan to establish new product supply relationships, including relationships that enable us to increase the products that we source from lower cost, but high quality, overseas suppliers, including product suppliers in China and other countries in the Far East, and in Canada, Europe and the United States, and to invest in tooling needed for such products. We also may seek to take advantage of other growth opportunities if and when they may arise. As a result, we may have occasion in the future to use internally generated funds or bank borrowings for these purposes. There is no assurance, however, that, if required for these purposes, we will be able to obtain additional bank borrowings.

SEASONALITY AND INFLATION

Seasonality.

Sales of RV and boating parts, supplies and accessories are seasonal. We generate significantly higher sales during the six-month period from March through August, when usage of RVs and boats are at their peak, than we do during the remainder of the year when weather conditions are not optimal for outdoor activities. Because a substantial portion our expenses are fixed, operating income declines and we sometimes incur losses, and must rely more heavily on borrowings to fund operating requirements, during the period from September through February when our sales are lower.

The following table presents unaudited quarterly financial information for each of the fiscal years ended December 31, 2006 and 2005. This information has been prepared by us on a basis consistent with our audited financial statements included elsewhere in this Report. The information includes all necessary adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the unaudited quarterly operating results when read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Report. These quarterly operating results are not necessarily indicative of results that may be expected in future periods.

	Quarter Ended			
	March 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006
	(Unaudited)			
Revenues	$ 51,536	$ 56,777	$ 44,286	$ 26,504
Gross profit	10,608	12,114	7,993	2,887
Net earnings (loss)	1,109	3,009	705	(1,850)
Net earnings (loss) per share — diluted	0.24	0.66	0.15	(0.42)

Inflation.

Generally, we have been able to pass inflationary price increases on to our customers. However, inflation also may cause or may be accompanied by increases in gasoline prices and interest rates. Such increases, or even the prospect of increases in the price or shortages in the supply of gasoline, can adversely affect the purchase and usage of RVs and boats, which can result in a decline in the demand for our products.

Item 7A .. Quantitative And Qualitative Disclosures About Market Risk

Our exposure to market risk with respect to financial instruments is primarily related to changes in interest rates with respect to borrowing activities, which may adversely affect our financial position, results of operations and cash flows. To a lesser degree, we are exposed to market risk from foreign currency fluctuations associated with our Canadian operations and our Canadian currency denominated debt. We do not use financial instruments for trading or other speculative purposes and are not party to any derivative financial instruments.

In seeking to minimize the risks from interest rate fluctuations, we manage exposures through our regular operating and financing activities. The fair value of borrowings under our revolving credit facility approximates the carrying value of such obligations. As of December 31, 2006, we had outstanding $24.0 million under our revolving credit facility.

We sometimes enter into forward exchange agreements to reduce the effect of foreign currency fluctuations on a portion of our inventory purchases in Canada for our Canadian operations. The gains and losses on these contracts are reflected in earnings in the period during which the transactions being hedged are recognized. We believe that these agreements do not subject us to significant market risk from exchange rate movements because the agreements offset gains and losses on the balances and transactions being hedged. As of December 31, 2006, there were no such agreements outstanding.

Approximately 3% of our debt is denominated in Canadian currency, which also exposes us to market risk associated with exchange rate movements. Historically, we have not used derivative financial instruments to manage our exposure to foreign currency rate fluctuations since the market risk associated with our foreign currency denominated debt has not been considered significant.

Item 8 .. Financial Statements And Supplementary Data

The Coast Distribution System, Inc. And Subsidiaries

Consolidated Financial Statements:

Financial Statement Schedules:

(Other Financial Statement Schedules are omitted as the information is not required, is not material or is otherwise furnished.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of The Coast Distribution System, Inc.

We have audited the accompanying consolidated balance sheet of The Coast Distribution System, Inc. and Subsidiaries as of December 31, 2006, and the related consolidated statements of earnings, stockholders' equity and cash flow for the year ended December 31, 2006. Our audit also included the financial statement Schedule II, Valuation and Qualifying Accounts, for the year ended December 31, 2006. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and financial statement schedule referred to above present fairly, in all material respects, the consolidated financial position of The Coast Distribution System, Inc. and Subsidiaries as of December 31, 2006, and the consolidated results of their operations and their consolidated cash flow for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BURR, PILGER & MAYER LLP
San Francisco, California
March 25, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of The Coast Distribution System, Inc.

We have audited the accompanying consolidated balance sheet of The Coast Distribution System, Inc. and Subsidiaries as of December 31, 2005, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Coast Distribution System, Inc. and Subsidiaries as of December 31, 2005, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
San Jose, California
March 6, 2006

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)	As of December 31, 2006	2005
ASSETS		
Current Assets		
Cash	$ 721	$ 1,744
Accounts receivable (less allowance for doubtful accounts of $1,376 in 2006 and $1,210 in 2005)	14,193	17,025
Inventories, net	46,642	37,545
Prepaid expenses	862	887
Deferred income taxes	2,216	2,266
Income tax refunds receivable	1,155	583
Total current assets	65,789	60,050
Property, Plant and Equipment	2,461	2,634
Other Assets	1,244	849
	$ 69,494	$ 63,533
LIABILITIES		
Current Liabilities		
Accounts payable	$ 9,231	$ 9,573
Accrued liabilities	3,717	3,434
Current maturities of long-term obligations	137	155
Total current liabilities	13,085	13,162
Long-Term Obligations	24,350	19,746
Deferred income taxes	212	204
Commitments	—	—
Stockholders' Equity		
Preferred stock, $.001 par value; authorized: 2,000,000 shares; none issued or outstanding:	—	—
Common stock, $.001 par value; authorized: 10,000,0000 shares; 4,414,547 and 4,416,760 issued and outstanding as of December 31, 2006 and 2005, respectively; and additional paid-in capital	15,702	16,069
Accumulated other comprehensive earnings	650	766
Retained earnings	15,495	13,586
Total Stockholders Equity	31,847	30,421
	$ 69,494	$ 63,533

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF EARNINGS

(Dollars in thousands, except per share data)	Year Ended December 31, 2006	2005	2004
Net sales	$ 179,103	$ 176,341	$ 171,833
Cost of products sold *(including distribution costs)*	145,501	143,732	138,792
Gross margin	33,602	32,609	33,041
Selling, general and administrative expenses	27,160	24,932	24,502
Operating income	6,442	7,677	8,539
Equity in net earnings of affiliated companies	147	90	52
Other Income (expense)			
Interest expense	(1,617)	(1,308)	(1,117)
Other	(141)	30	(35)
Earnings before income taxes	4,831	6,489	7,439
Income tax provision	1,858	2,732	3,033
Net earnings	$ 2,973	$ 3,757	$ 4,406
Basic earnings per share	$ 0.67	$ 0.82	$ 0.96
Diluted earnings per share	$ 0.64	$ 0.79	$ 0.91
Dividends paid per share	$ 0.24	$ 0.16	$ 0.12

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Year Ended December 31,, 2006	2005	2004
Cash flows from operating activities:			
Net earnings	$ 2,973	$ 3,757	$ 4,406
Adjustments to reconcile net loss to net cash provided by (used in) operating activities			
Depreciation	777	750	895
Amortization	19	25	41
(Gain) Loss from sale of property and equipment	(24)	6	1
Equity in net earnings of affiliated companies, net of distributions	(102)	(45)	(22)
Stock based compensation expense	132	—	—
Deferred income taxes	58	503	49
Change in assets and liabilities:			
Accounts receivable	2,832	(1,690)	(2,536)
Inventory	(9,097)	6,606	(2,799)
Prepaids and income tax refunds receivable	(547)	(223)	51
Accounts payable	(342)	(1,871)	831
Accrued liabilities	283	(232)	(77)
	(6,871)	2,590	(4,530)
Net cash provided by (used in) operating activities	(3,038)	7,586	840
Cash flows from investing activities:			
Proceeds from sale of property and equipment	37	8	7
Increase in other assets	(316)	(19)	(44)
Capital expenditures	(617)	(1,324)	(669)
Net cash used in investing activities	(896)	(1,335)	(706)
Cash flows from financing activities:			
Borrowings under notes payable and line-of credit agreements	200,222	189,237	179,807
Repayments under notes payable and line-of credit agreements	(195,482)	(193,370)	(180,117)
Proceeds from issuance of long-term debt	—	624	1
Repayments of long-term debt	(154)	(82)	(51)
Issuance of common stock under employee stock purchase and stock option plans	696	212	371
Retirement of common stock	(1,195)	(1,440)	(200)
Dividends paid	(1,064)	(727)	(549)
Net cash provided by (used in) financing activities	3,023	(5,546)	(738)
Effect of exchange rate changes on cash	(112)	159	493
Net increase (decrease) in cash	(1,023)	864	(111)
Cash beginning of year	1,744	880	991
Cash end of year	$ 721	$1,744	$ 880
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,600	$ 1,333	$ 1,080
Income taxes	2,155	2,635	3,364

Capital lease obligations totaling $624,000 were incurred in 2005 to finance the acquisition of new equipment.

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Dollars in thousands)	Common Stock	Common Stock (1)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2004	4,520,098	$ 17,126	$ 6,699	$ 73	$ 23,898
Net earnings for the year	—	—	4,406	—	4,406
Foreign currency translation adjustments	—	—	—	520	520
Comprehensive earnings for the year					4,926
Issuance of common stock under employee stock purchase and option plans	148,945	371	—	—	371
Retirement of common stock	(30,763)	(200)	—	—	(200)
Dividends paid	—	—	(549)	—	(549)
Balance at December 31, 2004	4,638,280	17,297	10,556	593	28,446
Net earnings for the year	—	—	3,757	—	3,757
Foreign currency translation adjustments	—	—	—	173	173
Comprehensive earnings for the year					3,930
Issuance of common stock under employee stock purchase and option plans	58,488	212	—	—	212
Retirement of common stock	(280,008)	(1,440)		(1,440)	
Dividends paid	—	—	(727)	—	(727)
Balance at December 31, 2005	4,416,760	16,069	13,586	766	30,421
Net earnings for the year	—	—	2,973	—	2,973
Foreign currency translation adjustments	—	—	—	(116)	(116)
Comprehensive earnings for the year					2,857
Issuance of common stock under employee stock purchase and option plans	148,372	696	—	—	696
Retirement of common stock	(150,585)	(1,195)			(1,195)
Dividends paid	—	—	(1,064)	—	(1,064)
Stock Based Compensation		132			132
Balance at December 31, 2006	4,414,547	$ 15,702	$ 15,495	$ 650	$ 31,847

The accompanying notes are an integral part of these financial statements

THE COAST DISTRIBUTION SYSTEM, INC. AND SUBSIDIARIES

Note A .. Summary Of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

1. **Principles of Consolidation.** The Company consolidates the accounts of its wholly-owned subsidiaries, The Coast Distribution System (Canada) Inc. ("Coast Canada") and Eur-Asia Recreational Vehicle Accessories Taiwan Company ("Coast Taiwan"). Investments in unconsolidated affiliates are accounted for by the equity method. All material intercompany transactions have been eliminated.

2. **Inventories.** Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or net realizable value. We regularly assess the appropriateness of the inventory valuations with particular attention to obsolete, slow-moving and non-saleable inventory. Inventories consist primarily of replacement parts, supplies and accessories held for resale.

3. **Property, Plant and Equipment.** Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on a straight-line basis. The estimated lives used in determining depreciation and amortization are:

   Buildings and improvements...... 12 – 40 years
   Warehouse and office equipment... 5 – 7 years
   Automobiles.................................. 3 – 5 years

   Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Currently the amortization periods range from 5 to 15 years.

4. **Revenue Recognition.** Revenue from sales of products is recognized upon shipment. We provide our customers with a limited right of return. We establish an allowance for potential returns which reduce the amounts of our reported sales. We estimate the allowance based on historical experience with returns of like products and current economic data, which can affect the level at which customers submit product returns.

5. **Segment Reporting.** We have one operating segment, which is the distribution of recreational vehicle and boating replacement parts, supplies and accessories. We distribute our recreational vehicle and boating products from 17 distribution centers located throughout the United States and Canada. No single customer accounted for 10% or more of our net sales in 2006, 2005 or 2004.

6. **Long-Lived and Intangible Assets.** Long-lived assets, such as property and equipment and certain types of identifiable intangibles, are reviewed for possible impairment at least annually or if and when events or changes in circumstances indicate the carrying amount of any of those assets may not be recoverable in full, based on standards established by SFAS No. 142, by comparing the fair value of the long-lived asset to its carrying amount.

7. **Foreign Currency Translation.** Exchange adjustments resulting from foreign currency transactions are generally recognized in net earnings, whereas adjustments resulting from the translation of financial statements are reflected as a separate component of stockholders' equity. Net foreign currency transaction gains or losses are not material in any of the years presented. The functional currency of our Canadian subsidiary is the Canadian dollar and the functional equivalent of our Taiwanese subsidiary is the New Taiwan dollar.

8. **Forward Exchange Contracts.** On a selective basis, we enter into forward exchange contracts to reduce the effect of foreign currency fluctuations on a portion of the inventory purchases of Coast Canada. The gains or losses on these contracts are included in earnings in the period when the related transactions being hedged are recognized. The contracts do not subject us to significant market risk from exchange rate movements because the contracts offset gains and losses on the balances and transactions being hedged. At December 31, 2006 and 2005, there were no forward exchange contracts outstanding.

9. **Income Taxes.** We provide a deferred tax expense or benefit equal to the net change in the deferred tax liability or asset during the year. Deferred income taxes represent tax deductions and tax loss carryforwards and future net tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities, using enacted tax rates. A valuation allowance is provided against deferred tax assets when realization of the asset is not expected to occur.

10. **Use of Estimates.** In preparing financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. Actual results could differ from those estimates.

11. **Earnings per Share.** Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of common and potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of the incremental common shares issuable upon on exercise of stock options (using the treasury stock method). Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive.

    Options to purchase 8,000 shares in 2006, 54,000 shares in 2005 and 7,000 shares in 2004 were excluded from the computation of diluted earnings per share because their respective exercise prices per share of those options were greater than the average market price of our shares of common stock during each of those periods.

12. **Financial Instruments.** Financial instruments that potentially subject us to concentration of credit risk consist principally of trade receivables. The amounts reported for cash, accounts receivable, short-term borrowings, accounts payable and accrued liabilities approximate the fair value due to their short maturities. As of December 31, 2006, the carrying value of long-term debt approximates its fair value, based on the current rates offered to us for debt of the same remaining maturities.

13. **Accounts Receivable and the Allowance for Doubtful Accounts.** The majority of our accounts receivable are due from RV and boat dealers, supply stores and service centers. Credit is extended to a customer based on evaluation of its financial condition and, generally, collateral is not required. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments on their accounts. We regularly evaluate the adequacy of the allowance for doubtful accounts. We estimate potential losses on our accounts receivable on the basis of the aging of accounts receivable balances, a review of significant past due accounts, and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, whether due to deteriorating economic conditions generally or otherwise, adversely affecting their ability to make payments, we would make additional provisions to increase the allowance for doubtful accounts.

14. **Stock Based Compensation.** On January 1, 2006, we adopted the provisions of Financial Accounting Standards Board Statement 123R, Share-Based Payment ("SFAS 123R"). This statement establishes standards surrounding the accounting for transactions in which an entity exchanges its equity instruments for goods or services. The statement focuses primarily on accounting for transactions in which an entity obtains employee services for share-based payments, such as the options issued under the Company's Stock Incentive Plans. SFAS 123R provides for, and we have elected to adopt the standard using the modified prospective application under which compensation cost is recognized on or after the required effective date for the fair value of all future share based award grants and the portion of outstanding awards at the date of adoption of this statement for which the requisite service has not been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for pro forma disclosures. Our stock option compensation expense was $132,000 for the year ended December 31, 2006.

Prior to January 1 2006, we had elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for stock based compensation. Accordingly, no compensation expense has been recognized in these consolidated financial statements for stock-based awards to employees when the exercise price of the award is equal to or greater than the quoted market price on the date of the grant.

The application of SFAS 123R had the following effect on the reported amounts for the year ended December 31, 2006 relative to amounts that would have been reported using the intrinsic value method under previous accounting:

Year ended December 31, 2006	Using Previous Accounting	SFAS 123R Adjustment	As Reported
Operating income	$ 6,574	$ 132	$ 6,442
Earnings before income tax	$ 4,963	$ 132	$ 4,831
Net earnings	$ 3,105	$ 132	$ 2,973
Basic earnings per share:	$ 0.70	$ 0.03	$ 0.67
Diluted earnings per share:	$ 0.67	$ 0.03	$ 0.64

Stock-based compensation for the years ended December 31, 2005 and 2004 was determined using the intrinsic value method. The following table provides supplemental information for that period as if stock-based compensation had been computed under SFAS 123R:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Net earnings, as reported	$ 3,757	$ 4,406
Value of stock-based compensation expense, determined under fair based method, net of related tax effects	$ (51)	$ (57)
Pro forma net earnings	$ 3,706	$ 4,349
Earnings per share:		
Basic – as reported	$ 0.82	$ 0.96
Basic – pro forma	$ 0.81	$ 0.95
Diluted – as reported	$ 0.79	$ 0.91
Diluted – pro forma	$ 0.78	$ 0.90

For purposes of SFAS 123R, the fair value of each option was estimated as of the date of grant using a binomial model in 2006 and 2005 and the Black-Scholes options pricing model in 2004. These models incorporate certain assumptions including a risk-free market interest rate, expected dividend yield of the underlying common stock, expected option life and expected volatility in the market value of the underlying common stock. We used the following assumptions in estimating the fair value of the options and of the stock purchase plan shares issued in the periods indicated below:

	2006	2005	2004
Stock Option Plans:			
Expected volatility	48.0%	47.0%	43.0%
Risk free interest rates	4.6%	3.8%	3.2%
Expected dividend yields	2.9%	2.1%	0%
Expected lives	5 years	4 years	5 years
Stock Purchase Plan:			
Expected volatility	47.0%	47.0%	43.0%
Risk free interest rates	4.8%	4.2%	3.2%
Expected dividend yields	2.7%	2.1%	0%
Expected lives	1 year	1 year	1 year

Expected volatilities are based on the historical volatility of the Company's common stock. The risk free interest rate is based upon market yields for United States Treasury debt securities. The expected dividend yield is based upon the Company's current dividend policy and the fair market value of the Company's shares at December 31. Expected lives are based on several factors including the average holding period of outstanding options, their remaining terms and the cycle of our long range business plan.

The following table summarizes stock option activity during the year ended December 31, 2006:

	Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding at December 31, 2005	453,066	$ 3.92	
Granted	132,000	7.68	
Exercised	(141,733)	4.38	
Forfeited	(6,000)	5.98	
Outstanding at December 31, 2006	437,333	$ 5.16	5.3 years
Exercisable at December 31, 2006	189,333	$ 3.10	3.5 years

The weighted-average grant-date values of options granted during the years ended December 31, 2006 and 2005 were $2.84 and $2.36, respectively.

A summary of the status of the Company's nonvested options as of December 31, 2006 and changes during the year ended December 31, 2006, is presented below:

	Shares	Weighted Average Grant-Date Fair Value
Nonvested at December 31, 2005	122,000	$ 5.68
Granted	132,000	7.68
Vested	—	—
Forfeited	(6,000)	5.98
Nonvested at December 31, 2006	248,000	$ 6.74

As of December 31 2006, there was $355,169 of total unrecognized compensation cost related to nonvested options granted under the Company's option plans. That cost is expected to be recognized over a weighted average period of 2.3 years.

15. **Warranty Costs.** We generally do not independently warrant the products that we distribute. Instead, the manufacturers of the products that we distribute warrant the products and allow us to return defective products, including those that have been returned to us by our customers. In the last quarter of 2005, we began selling a line of products under a product supply arrangement with the manufacturer which provides for us to share in the costs of providing warranty services for these products. The warranty period is for 24 months following the sale to a retail customer. In 2005, we did not have sufficient experience with these products to be able to predict, with any accuracy, the warranty costs that we might incur under this arrangement and, as a result, we had not yet established any reserves for such costs or for possible warranty claims that might have been made with respect to these products. By the fourth quarter of 2006, we had gained sufficient experience with respect to the types of warranty claims and the cost of those claims to reasonably estimate future warranty claims on these products. Accordingly, we established a warranty reserve for these products of $418,000 at December 31, 2006. The actual amount that we may pay relative to these claims may differ from that reserve if events or conditions change from those on which our estimate of future warranty claims was based.

We maintain insurance to protect us against product liability claims relating to all of the products we distribute and sell.

16. **Recent Accounting Pronouncements.**

In March 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (an amendment of the FASB Statements No. 133 and 140) and SFAS No. 156, Accounting for Servicing of Financial Assets (an amendment of FASB Statement No. 140). We do not expect the adoption of SFAS No. 155 and SFAS No. 156 to have a material impact on our financial position or results of operation.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets" ("SFAS 156"). This statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", ("SFAS 140") with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 will be effective for us as of January 1, 2007. We are currently assessing the impact that the adoption of SFAS 156 may have on our consolidated financial position, results of operation or cash flows.

In July 2006, the FASB also issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," (FIN 48). FIN 48 clarifies the accounting for uncertain tax positions in accordance with SFAS 109, "Accounting For Income Taxes," by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. The minimum recognition threshold will permit us to recognize, in our financial statements, the impact of a tax position only if it is more likely than not that the tax position is valid and would be sustained on audit, including resolution of related appeals or litigation processes, if any. Only tax positions that meet the "more likely than not" recognition criteria at the effective date may be recognized or continue to be recognized in the financial statements upon the adoption of FIN 48. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements in accounting for uncertain tax positions. Changes in the amount of tax benefits recognized resulting from the application of the provisions of FIN 48 would result in a one-time non-cash charge to be recognized as a change in accounting principle via a cumulative adjustment to the opening balance of retained earnings in the period of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, we will adopt the provisions of FIN 48 in the first quarter 2007. We are currently evaluating the guidance contained in FIN 48 and we do not expect any non-cash charge that might result from its adoption to be material to beginning retained earnings.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides a new single authoritative definition of fair value and provides enhanced guidance for measuring the fair value of assets and liabilities and requires additional disclosures related to the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 is effective for us as of January 1, 2008. We are currently assessing the impact that the adoption of SFAS 157 may have on our consolidated financial position, results of operations or cash flows.

In September 2006, the United States Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 108,"("SAB 108"). SAB provides interpretative guidance on how public companies quantify financial statement misstatements. There have been two common approaches used to quantify such misstatements. Under an income statement approach, known as the "roll-over" method, a financial statement error is quantified as the amount by which the current year income statement is misstated. Alternatively, under a balance sheet approach, known as the "iron curtain" method, the error is quantified as the cumulative amount by which the current year balance sheet is misstated. In SAB 108, the SEC established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the roll-over and iron curtain methods. SAB 108 was effective for us as of December 31, 2006. The adoption of SAB 108 did not have a material impact on our consolidated position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option of Financial Assets and Liabilities" ("SFAS 159"). SFAS 159 provides entities with the option to report selected financial assets and liabilities at fair value. Business entities adopting SFAS 159 will report unrealized gains and losses in earnings at each subsequent reporting date on items for which fair value option has been elected. SFAS 159 established presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 requires additional information that will help investors and other financial statement users to understand the effect of an entity's choice to use fair value on its earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted We are currently assessing the impact that the adoption of SFAS 159 may have on our consolidated financial position, results of operations or cash flows.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for *Uncertainty in* Income Taxes, an interpretation of SFAS No. 109. The Interpretation clarifies the accounting for uncertainties in income statements in accordance with SFAS No. 109. The Interpretation prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation is effective for fiscal years beginning after December 15, 2006. We believe that the adoption of FIN 48 will not have a material impact on our financial position or results of operation.

Note B .. Property, Plant And Equipment

Property and equipment consist of the following at December 31:

	2006	2005
	(Dollars in thousands)	
Warehouse equipment	$ 4,956	$ 4,954
Office equipment	6,474	6,330
Leasehold improvements	1,187	1,039
Automobiles	113	102
	12,730	12,425
Less accumulated depreciation and amortization	(10,269)	(9,791)
	$ 2,461	$ 2,634

Note C .. Long-Term Obligations

Long-term obligations consist of the following at December 31:

	2006	2005
	(Dollars in thousands)	
Secured notes payable to bank due May 31, 2009	$ 23,979	$ 19,239
Capital lease obligations	508	662
	24,487	19,901
Current portion	137	155
	$ 24,350	$ 19,746

Subsequent to 2007, annual maturities of long-term obligations are $125,000 in 2008, $24,114,000 in 2009 and $112,000 in 2010.

Secured Notes Payable to Bank.
The secured notes payable to bank evidence borrowings under a revolving credit facility which are collateralized by substantially all of our assets. The expiration date on the revolving credit facility is May 2009. The Company may borrow up to the lesser of (i) $50,000,000 with a seasonal reduction to $40,000,000 each year, or (ii) an amount equal to 80% of the value of its eligible accounts receivable and between 50% and 55% of the value of its eligible inventory. Interest is payable at the bank's prime rate (8.25% at December 31, 2006) or, at the Company's option but subject to certain limitations, borrowings will bear interest at the bank's LIBOR rate (5.35% at December 31, 2006) plus 1.5%.

The loan agreement with the bank contains certain restrictive covenants. Included are covenants regarding profitability, minimum liquidity ratios, restrictions on investments, and limitations on indebtedness, the payment of dividends, and mergers and consolidations. The Company was in compliance with all the covenants as of December 31, 2006.

Note D .. Commitments And Contingencies

Operating Leases.
The Company leases its corporate offices, warehouse facilities, and some of its office equipment. These leases are classified as operating leases as they do not meet the capitalization criteria of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The office and warehouse leases expire over the next ten years.

Minimum future rental commitments under non-cancelable operating leases as of December 31, 2006, in thousands of dollars, are as follows:

Year Ending December 31,	
2007	$ 4,161
2008	3,968
2009	3,370
2010	2,786
2011	2,316
Thereafter	10,170
	$ 26,771

Rent expense charged to operations amounted to $4,035,000 in 2006, $3,685,000 in 2005, and $3,441,000 in 2004.

Legal Proceedings.
The Company is subject to legal proceeding, claims and litigation arising in the ordinary course of business, including product liability and personal injury and intellectual property litigation. While the outcome of these matters is currently not determinable, based on the information currently available to us, we do not expect that any liabilities or costs that might be incurred to resolve these matters will have a material adverse effect on our financial condition, results of operations or cash flows.

Note E .. Stock Options And Stock Purchase Plans

Stock Option and Incentive Plans.
In 2005, our Board of Directors adopted and our stockholders approved the 2005 Stock Incentive Plan ("the 2005 Plan"), which authorizes the granting of options and rights to purchase restricted stock to directors, officers and other key employees, that entitle them to purchase shares of our common stock. As of December 31, 2006, a total of 350,000 shares of our common stock were authorized for issuance under the 2005 Plan. As of that same date, options to purchase a total of 80,000 shares were outstanding, and a total of 270,000 shares remained available for grant, under the 2005 Plan. We also have in effect a 1999 Stock Incentive Plan ("the 1999 Plan"), which authorizes the issuance of options to purchase up to 300,000 shares of our common stock. Options to purchase a total of 196,667 shares of our common stock were outstanding, and options to purchase 1,500 shares remained available for grant, under the 1999 Plan at December 31, 2006. The Company had in effect a 1993 Stock Option Plan which authorized the issuance of options to purchase up to 500,000 shares of common stock (the "1993 Plan"). The 1993 Plan has expired and options may no longer be granted under that Plan. However, options to purchase a total of 160,666 shares of our common stock remained outstanding under the 1993 Plan as of December 31, 2006.

A summary of the Company's stock option plans is presented below:

	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	453,066	$ 3.92	454,899	$ 3.33	55,000	$ 2.77
Granted	132,000	7.68	62,000	6.98	33,000	6.31
Exercised	(141,733)	(4.38)	(52,833)	(1.86)	(131,101)	(1.66)
Forfeited	(6,000)	(5.98)	(11,000)	(6.92)	(2,000)	(7.88)
Outstanding at end of year	437,333	5.16	453,066	3.92	454,899	3.33
Exercisable at end of year	189,333	$ 3.10	323,066	$ 3.05	373,232	$ 3.08
Weighted average fair value per option granted	$ 2.84		$ 2.36	0.94		

The following information applies to options outstanding at December 31, 2006:

Range	Options Outstnading	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Options Exercisable	Weighted Average Exercise Price
$0.63 – $3.50	206,333	$ 2.86	4	165,333	$ 2.73
$4.13 – $7.88	231,000	$ 7.21	7	24,000	$ 5.61
$0.63 – $7.88	437,333	$ 5.16	5	189,333	$ 3.10

Employee Stock Purchase Plan.

In 1997 the Company adopted an Employee Stock Purchase Plan to encourage employees to purchase shares of our common stock and, thereby, become stockholders of the Company. A total of 400,000 shares of the Company's common stock were reserved for issuance under this Plan. The Plan is available to all full time employees (other than any employees that own 5% or more of our outstanding shares of common stock) and participation is voluntary. Employees who desire to participate may elect to do so at the beginning of an annual "purchase" period, at which time they are required to authorize payment for the shares they desire to purchase under the Plan by payroll deductions to be made ratably over the annual purchase period. The price of the shares is determined at the end of the purchase period, at which time the participating employees have the option of having their withholdings applied to purchase shares under the Plan or withdraw from the Plan, in which case their accumulated payroll deductions are refunded. The price at which shares are sold under the plan is 85% of the market price of the Company's shares, either at the beginning of the purchase period, or at the end of the purchase period, whichever price is lower.

The weighted average per share fair values of the awards under the Employee Stock Purchase Plan were $2.17, $2.94, and $0.56 for the years ended December 31, 2006, 2005, and 2004, respectively. At December 31, 2006, there were a total of 188,896 shares available for future issuance under this Plan.

Note F .. Employee Benefit Plan

The Company has a profit sharing plan in which all full-time employees are eligible to participate beginning the first quarter following the completion of three months of employment with the Company or any of its subsidiaries. This plan allows participants to make pretax contributions and apply for and secure loans from their account. The plan permits the Company to make discretionary contributions to be determined annually by the Company's Board of Directors or Compensation Committee. The Company contributed $65,000 to the plan in 2006, $85,000 to the plan in 2005 and $100,000 in 2004.

Note G .. Foreign Operations

A summary of the Company's operations by geographic area for the years ended December 31, 2006, 2005 and 2004 is presented below:

	2006	2005 (Dollars in thousands)	2004
Sales to external customers			
United States	$ 138,351	$ 141,415	$ 139,201
Canada	40,752	34,921	32,625
Other	—	5	7
Operating income			
United States	$ 3,363	$ 7,526	$ 7,537
Canada	2,850	46	870
Other	229	105	132
Identifiable assets			
United States	$ 57,252	$ 52,231	$ 54,192
Canada	11,419	10,155	11,967
Other	823	1,147	1,077

Note H .. Income Taxes

Pretax income for the years ending December 31 2006, 2005 and 2004 was taxed under the following jurisdictions:

	2006	2005 (Dollars in thousands)	2004
Domestic	$ 2,134	$ 6,625	$ 6,752
Foreign	2,697	(136)	687
	$ 4,831	$ 6,489	$ 7,439

The provision for income taxes is summarized as follows for the year ended December 31:

	2006	2005	2004
	(Dollars in thousands)		
Current:			
Federal	$ 707	$ 1,790	$ 2,395
State	167	451	300
Foreign	927	(13)	289
	$ 1,801	$ 2,228	$ 2,984
Deferred:			
Federal	$ 17	$ 338	$ (178)
State	25	78	218
Foreign	15	88	9
	$ 57	$ 504	$ 49
	$ 1,858	$ 2,732	$ 3,033

Deferred tax assets (liabilities) are comprised of the following at December 31:

	2006	2005
	(Dollars in thousands)	
Deferred tax assets		
Inventory	$ 1,571	$ 1,780
Bad debt provision	284	286
Property, plant and equipment[1]	44	42
Loss carryforwards	—	1
Rent	172	166
Other	255	73
Gross deferred tax assets	2,326	2,348
Less valuation allowance	(66)	(40)
	$ 2,260	$ 2,308
Deferred tax liabilities		
Investment in affiliates	$ (26)	$ (26)
Property, plant and equipment	(132)	(130)
Unremitted earnings of foreign affiliates	(98)	(90)
Gross deferred tax liabilities	(256)	(246)
Net deferred tax assets	$ 2,004	$ 2,062

A reconciliation between actual tax expense for the year and expected tax expense is as follows:

	2006	2005	2004
	(Dollars in thousands)		
Earnings before income taxes	$ 4,831	$ 6,489	$ 7,439
Expected income tax expense at 34%	1,643	2,206	2,529
Difference in rates on earnings of foreign operations	41	7	65
Goodwill amortization and other nondeductible expenses	91	81	70
State taxes (net of federal benefit)	85	332	423
Foreign withholding tax on current year repatriation	—	36	—
Change in valuation allowance	(1)	1	
Unremitted earnings of foreign subsidiaries	—	90	—
Exclusion of earnings of foreign affiliates	(39)	(20)	(5)
Other	38	(1)	(49)
Income tax provision	$ 1,858	$ 2,732	$ 3,033

(1) Presented as net against long-term liabilities on the Balance Sheet.

Deferred income taxes have been provided on the undistributed earnings of certain foreign subsidiaries where it is contemplated that earnings will not be reinvested.

Note I .. Earnings Per Share

The following table sets forth a reconciliation of the denominator for the basic and diluted earnings per share computations:

	Year Ended December 31, 2006	2005	2004
Numerator:			
Net earnings	$ 2,973	$ 3,757	$ 4,406
Denominator:			
Basic weighted average shares outstanding	4,425	4,566	4,577
Dilutive effect of stock options	191	179	278
Denominator for diluted earnings per share	4,616	4,745	4,855

Note J .. Accrued Liabilities

Accrued liabilities consist of the following at December 31:

	2006	2005
	(Dollars in thousands)	
Payroll and related benefits	$ 1,047	$ 1,215
Rent	454	435
Income and other taxes	428	336
Other	1,788	1,448
	$ 3,717	$ 3,434

Note K .. Significant Concentrations

Our ability to satisfy demand for the products we sell may be limited by the availability of those products from our suppliers. We purchase generators from WUXI KIPOR Power Co. LTD. These purchases accounted for 13% of our total product purchases in 2006. We purchase air conditioners from Airxcel, Inc. ("Airxcel"). Those purchases accounted for approximately 10%, 11%, and 9% of our total product purchases in 2006, 2005, and 2004, respectively. We purchase towing products from Valley Industries, Inc. ("Valley"). Those purchases amounted to 7%, 10% and 11% of our total product purchases in 2006, 2005 and 2004, respectively.

Note L .. Quarterly Financial Data

	Quarter Ended (Unaudited)			
	March 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006
Revenues	$ 51,536	$ 56,777	$ 44,286	$ 26,504
Gross profit	10,608	12,114	7,993	2,887
Net earnings (loss)	1,109	3,009	705	(1,850)
Net earnings (loss) per share — diluted	0.24	0.66	0.15	(0.42)

	Quarter Ended (Unaudited)			
	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
Revenues	$ 49,877	$ 51,737	$ 45,419	$ 29,308
Gross profit	9,699	10,038	8,585	4,287
Net earnings (loss)	978	2,151	1,674	(1,046)
Net earnings (loss) per share — diluted	0.20	0.45	0.36	(0.24)

THE COAST DISTRIBUTION SYSTEM, INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts

December 31, 2004, 2005, and 2006

Descriptions	Balance at Beginning of Period	Additions	Deductions (1)	Balance at End Period
Allowance for doubtful accounts:				
Year Ended December 31, 2004	$ 981,000	$ 568,000	$ 224,000	$ 1,325,000
Year Ended December 31, 2005	1,325,000	494,500	609,500	1,210,000
Year Ended December 31, 2006	1,210,000	620,269	454,269	1,376,000

(1) Write-off of doubtful accounts and adjustments against the allowance.

Descriptions	Balance at Beginning of Period	Additions	Deductions (1)	Balance at End Period
Allowance for obsolete or slow-moving inventory:				
Year Ended December 31, 2004	$ 2,399,000	$ 508,000	$ 499,000	$ 2,408,000
Year Ended December 31, 2005	2,408,000	171,000	374,000	2,205,000
Year Ended December 31, 2006	2,205,000	116,070	392,070	1,929,000

(1) Write-off of slow-moving or obsolete inventory.

Descriptions	Balance at Beginning of Period	Additions	Deductions (1)	Balance at End Period
Valuation allowance for deferred tax assets:				
Year Ended December 31, 2004	$ —	$ —	$ —	$ —
Year Ended December 31, 2005:	—	40,000	—	40,000
Year Ended December 31, 2006:	40,000	26,000	—	66,000

(1) Net operating loss carryforwards used or expired.

Item 9 .. Changes In And Disagreements With Accountants On Accounting And Financial Disclosures

As previously reported in a Current Report on Form 8-K dated September 11, 2006, on that date the Audit Committee of the Board of Directors notified Grant Thornton, LLP ("Grant Thornton"), that the Company was dismissing Grant Thornton as its independent registered public accounting firm, effective immediately.

During the period from January 1, 2004 to the date of that dismissal: (i) there had been no disagreements between us and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to Grant Thornton's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its reports and (ii) there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The audit reports of Grant Thornton on our financial statements for fiscal years ended December 31, 2005 and 2004 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

We provided Grant Thornton with a copy of the disclosure we included in our Current Report on Form 8-K reporting its dismissal and, at our request Grant Thornton furnished us with a letter addressed to the Securities and Exchange Commission stating whether it agreed with the statements that we made in that Current Report. A copy of Grant Thornton's letter was attached to that Report as Exhibit 16.1.

As also previously reported, in a Current Report on Form 8-K dated September 21, 2006, that we had filed with the Securities and Exchange Commission, the Audit Committee of the Company's Board of Directors approved the appointment and engagement of Burr, Pilger & Mayer LLP ("Burr Pilger") to serve as the Company's independent registered public accounting firm.

During the period from January 1, 2004 to September 21, 2006 (the date Burr Pilger was engaged), neither the Company, nor anyone acting on its behalf, consulted with Burr Pilger regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or (ii) any of the matters or events set forth in Item 304(a)(2)(ii) of Regulation S–K.

Item 9A .. Controls And Procedures

Disclosure Controls and Procedures.
Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are designed to provide reasonable assurance that information required to be disclosed in our reports filed under that Act (the Exchange Act), such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the rules of the Securities and Exchange Commission. Our disclosure controls and procedures also are designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Our management, under the supervision and with the participation of our Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures in effect as of December 31, 2005. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2005, our disclosure controls and procedures were effective to provide reasonable assurance that material information, relating to the Company and its consolidated subsidiaries, required to be included in our Exchange Act reports, including this Annual Report on Form 10–K, is made known to management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis.

Changes in Internal Control over Financial Reporting.
There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2006, that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B .. Other Information

None.

Part III

Item 10 .. Directors And Executive Officers Of The Registrant

Except for information concerning the Company's executive officers which is included in Part I of this Report, the information required by Item 10 is incorporated by reference from the Company's definitive proxy statement expected to be filed with the Commission on or before April 30, 2007 for the Company's annual stockholders' meeting.

Item 11 .. Executive Compensation

The information required by Item 11 is incorporated herein by reference from the Company's definitive proxy statement expected to be filed with the Commission on or before April 30, 2007 for the Company's annual stockholders' meeting.

Item 12 .. Security Ownership Of Certain Beneficial Owners And Management And Related Stockholder Matters

Except for the information below regarding our equity compensation plans, the information required by Item 12 is incorporated herein by reference from the Company's definitive proxy statement expected to be filed with the Commission on or before April 30, 2007 for the Company's annual stockholders' meeting.

The following table provides information relating to our equity compensation plans as of December 31, 2006:

	Column A Number of Securities to be Issued on Exercise of Outstanding Options	Column B Weighted Average Exercise Price of Outstanding Options	Column C Number of Securities Remaining Available for future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (A)
Equity compensation plans approved by stockholders			
Stock option plans	437,333	$ 5.16	271,500
Employee stock purchase plan[1]	N/A	—	188,896
Equity compensation plans not approved by stockholders	—	—	—
	437,333	$ 5.16	460,396

(1) This plan is available to all full time employees (other than any employee that owns 5% or more of our outstanding shares of common stock) and participation is voluntary. Employees who desire to participate must elect to do so at the beginning of an annual "purchase" period at which time they must authorize payment for the shares they will purchase by payroll deduction to be made ratably over the purchase period. The price of the shares is determined at the end of the purchase period, at which time the employees have the option of having their withholdings applied to purchase shares under the plan or withdrawing from the plan, in which case their accumulated payroll deductions are refunded, without interest. The price at which shares are sold under the plan is 85% of the market price of the Company's shares at the beginning of the purchase period, or at the end of the purchase period, whichever is lower.

Item 13 .. Certain Relationships And Related Transactions And Director Independence

The information required by Item 13 is incorporated herein by reference from the Company's definitive proxy statement expected to be filed with the Commission on or before on or before April 30, 2007 for the Company's annual stockholders' meeting.

Item 14 .. Principal Accountant Fees And Services

The information required by Item 14 is incorporated herein by reference from our definitive proxy statement to be filed with the Commission on or before April 30, 2007 for the Company's annual stockholders' meeting.

Part IV

Item 15 .. Exhibits And Financial Statements Schedules

(a) The following documents are filed as part of this Report:

(1) **Financial Statements.** The Consolidated Financial Statements of The Coast Distribution System, Inc. and Financial Statement Schedules: See Index to Financial Statements on Page 23 of this Report.

(2) **Financial Statement Schedules.** Schedule II — Valuation and Qualifying Accounts is set forth at page 38 of this Report. All other schedules are omitted as the information is not required, is not material or is otherwise furnished.

(3) **Exhibits.** See Index to Exhibits, elsewhere in this Report, for a list and description of (i) exhibits previously filed by the Company with the Commission and (ii) the exhibits being filed with this Report.

Compensation Plans and Arrangements. Set forth below is a list of Compensation Plans and Arrangements that have been filed as exhibits with the Commission, together with the respective exhibit numbers thereof:

1993 Employee Stock Option and Incentive Plan
— See Exhibit 10.31.

1997 Employee Stock Purchase Plan
— See Exhibit 10.35.

1999 Employee Stock Option Plan
— See Exhibit 10.36.

2005 Employee Stock Incentive Plan
— See Exhibit 10.40

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 2, 2007

THE COAST DISTRIBUTION SYSTEM, INC.

By: /s/ THOMAS R. MCGUIRE
Thomas R. McGuire,
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report on Form 10-K has been signed below by the following persons in the capacities and on the dates indicated.

Each person whose signature to this Report appears below hereby appoints Thomas R. McGuire and Sandra A. Knell, and either of them, individually, to act severally as attorneys-in-fact and agents, with full power of substitution and resubstitution, for each of them, to sign on his behalf, individually and in the capacities stated below, and to file any and all amendments to this Annual Report, which amendment or amendments may make changes and additions as such attorneys-in-fact may deem necessary or appropriate.

SIGNATURE	TITLE	DATE
*/s/ THOMAS R. MCGUIRE Thomas R. McGuire	Chairman of the Board of Directors, Chief Executive Officer and Director (principal exective officer)	April 2, 2007
/s/ SANDRA A. KNELL Sandra A. Knell	Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	April 2, 2007
*/s/ JOHN W. CASEY John W. Casey	Director	April 2, 2007
*/s/ LEONARD P. DANNA Leonard P. Danna	Director	April 2, 2007
*/s/ BEN A. FRYDMAN Ben A. Frydman	Director	April 2, 2007
*/s/ ROBERT S. THROOP Robert S. Throop	Director	April 2, 2007

EXHIBIT NO.	DESCRIPTION OF EXHIBITS
3.1A	Certificate of Incorporation of the Company as filed with the Delaware Secretary of State on July 1, 1997 and as in effect since that date (incorporated by reference to Exhibit B to the Company's Definitive Proxy Statement dated and filed with the SEC on July 3, 1997).
3.2	Bylaws of the Company as adopted on July 1, 1997 and as in effect since that date (incorporated by reference to Exhibit C to the Company's Definitive Proxy Statement dated and filed with the SEC on July 3, 1997).
3.2A	Amendment to Article II of the Company's Bylaws, adopted November 15, 2006, which establishes certain notice requirements for Board nominations and proposals made by stockholders. (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated November 15, 2006.)
4.1	Rights Agreement, dated as of February 3, 2006, between The Coast Distribution System, Inc. and U.S. Stock Transfer Corporation, which includes, as Exhibit A thereto, a form of Certificate of Designation for the Series A Junior Participating Preferred Stock; as Exhibit B thereto, the Form of Rights Certificate and. as Exhibit C thereto, a Summary of Rights. (Incorporated by reference from the same numbered Exhibit to the Company's Registration Statement on Form 8-A filed with the Commission on February 6, 2006.)
10.18	Agreement of Purchase and Sale dated June 25, 1985, between Coast R.V., Inc. and Coachmen Industries, Inc. (Incorporated by reference to the same numbered exhibit in the Company's Current Report on Form 8-K dated June 28, 1985).
10.31	1993 Stock Option and Incentive Plan. (Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (File No. 33-64582) filed with the SEC on June 17, 1993).
10.33	Second Amended and Restated Loan Agreement between the Company and Mellon Bank, together with First Amendment thereto (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1995).
10.34	Distribution Agreement dated October 11, 1995 between the Company and Recreation Vehicle Products, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1995).
10.35	1997 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (No. 333-55933) filed with the Commission on June 3, 1998.
10.36	1999 Stock Incentive Plan (Incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000).
10.37	Agreement and Plan of Merger dated as of April 29, 1998, between the Company and The Coast Distribution System, a California corporation and the Company's predecessor ("Coast California") pursuant to which its reincorporation in Delaware was accomplished (incorporated by reference to Exhibit A to the Company's Definitive Proxy Statement dated and filed with the SEC on July 3, 1997).
10.38	Asset Purchase Agreement dated December 31, 2002 between the Company and SHURflo Manufacturing Co., relating to the sale of the Polar Aire Assets. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 31, 2002).

10.39	Third Amended and Restated Loan & Security Agreement dated as of August 30, 2005 between Coast and certain of its Subsidiaries and Standard Federal Bank NA, LaSalle Business Credit, LLC, and LaSalle Business Credit, a Division of ABN AMRO BANK N.V., Canada Branch. (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated August 30, 2005 and filed with the SEC on September 6, 2005.)
10.40	2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 (File No. 333-136864) filed with the Commission on August 24, 2006).
10.41	Sole Sales and Service Agreement, effective as of April 13, 2006, with Wuxi Kipor Power Co., Ltd., which appointed Coast Distribution as the sole distributor in the North America of Kipor's line of portable and standby generators and certain other products. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 13, 2006.)
10.42	Description of Coast Distribution System, Inc. 2007 Management Bonus Plan. (Incorporated by reference to Exhibit 99.1. to the Company's Current Report on Form 8-K dated March 8 2007.)
21	Subsidiaries of Registrant
23.1	Consent of Burr, Pilger & Mayer LLP, Independent Registered Public Accountants
23.2	Consent of Grant Thornton LLP, Independent Certified Public Accountants
24	Power of Attorney — Included on Signature Page.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Name and State or other Jurisdiction of Incorporation	Registrant's Percentage Ownership
U.S. Subsidiaries	
C/P Products Corp, an Indiana corporation	100%
United Sales and Warehouse of Texas, Inc., a Texas corporation	100%
Foreign Subsidiaries:	
The Coast Distribution System (Canada) Inc., Quebec, Canada	100%
Ai-wek a.k.a Eurasia Recreational Vehicle Accessories Taiwan Company	100%

In accordance with the instructions set forth in Paragraph (b) of Item 601 of Regulation S-K, there have been omitted those subsidiaries that, if considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary as of December 31, 2006.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference of our report dated March 30, 2007, accompanying the consolidated financial statements and financial statement schedule of The Coast Distribution System, Inc. and Subsidiaries included in its Annual Report on Form 10-K for the year ended December 31, 2006, into the Company's Registration Statements on Forms S-8 (File Nos. 333-136864, 333-52876, 333-55941, and 333-55933).

/s/ Burr, Pilger & Mayer LLP

San Francisco, California
March 30, 2007

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 6, 2006, accompanying the consolidated financial statements and financial statement schedule II of The Coast Distribution System, Inc. and Subsidiaries (the Company) as of December 31, 2005 and for the two years ended December 31, 2005 included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of that report in the Company's Registration Statements on Forms S-8 (File Nos. 333-136864, 333-52876, 333-55941, and 333-55933).

/s/ Grant Thornton LLP
San Jose, California
March 30, 2007

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER UNDER SECTION 302 OF THE SARBANES-OXLEY ACT

I, Thomas R. McGuire, certify that:

1. I have reviewed this annual report on Form 10-K of The Coast Distribution System, Inc. for the year ended December 31, 2006;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 2, 2007

/s/ THOMAS R. MCGUIRE
Thomas R. McGuire
Chairman and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS OF CHIEF FINANCIAL OFFICER
UNDER SECTION 302 OF THE SARBANES-OXLEY ACT

Sandra A. Knell, certify that:

1. I have reviewed this annual report on Form 10-K of The Coast Distribution System, Inc. for the year ended December 31, 2006;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 2, 2007

/s/ SANDRA A. KNELL
Sandra A. Knell
Executive Vice President
and Chief Financial Officer

The Coast Distribution System, Inc
Annual Report on Form 10-K
For The Year Ended December 31, 2006

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. The undersigned, hereby certifies that: (i) the Annual Report of The Coast Distribution System, Inc. (the "Company"), for the year ended December 31, 2006, filed on Form 10-K with the Securities and Exchange Commission (the "Annual Report"), to which this Certification is an Exhibit, fully complies with the applicable requirements of Section 13(a) and 15(d) of the Exchange Act; and (ii) the information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 2, 2007

/s/ THOMAS R. MCGUIRE
Thomas R. McGuire
Chairman and Chief Executive Officer

The Coast Distribution System, Inc

Annual Report on Form 10-K

For The Year Ended December 31, 2006

CERTIFICATION OF CHIEF FINANCIAL OFFICER

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. The undersigned, hereby certifies that: (i) the Annual Report of The Coast Distribution System, Inc. (the "Company"), for the year ended December 31, 2006, filed on Form 10-K with the Securities and Exchange Commission (the "Annual Report"), to which this Certification is an Exhibit, fully complies with the applicable requirements of Section 13(a) and 15(d) of the Exchange Act; and (ii) the information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 2, 2007

/s/ SANDRA A. KNELL
Sandra A. Knell
Executive Vice President
and Chief Financial Officer

Investing in Leadership

Coast has strengthened our leadership team in 2006-2007 to serve as a cornerstone in the foundation for long-term growth. As part of this effort, we have recruited some of the top names in the industry.

Coast welcomed the return of JIM MUSBACH in Sept. 2006 as the Company's new President and Chief Operating Officer. In his roles, Jim is responsible for the strategic and operational leadership of Coast's sales and marketing efforts.

Jim had served as President of Coast from 1994-1995, where he implemented the strategy of shifting Coast's product mix toward higher-margin and custom-manufactured proprietary products, a strategy Coast still employs today. Before rejoining Coast, Jim served as Executive Vice President and General Manager of Raytek Corporation, where he directed global operations for their portable products division.

In March 2007, Coast promoted STEPHAN LUSSIER to the newly created position of Senior Vice President and head of Coast's Kipor operations. In addition to his new role at Coast, Lussier continues to serve as President of Coast Canada.

Stephan, who has more than 14 years of experience in the wholesale distribution industry, leads sales operations for the Kipor product line of portable and standby power generators, including the development of marketing and advertising strategies for the recreational and outdoor power equipment markets.

In April 2007, Coast named BRYAN FLETCHER as Senior Vice President and head of the Husky Towing Products line. Bryan's responsibilities include setting the overall strategic direction of Husky, including building their customer base, product management and development, oversight of the Husky technical team, and the Husky portion of the new design and test center in Elkhart, Indiana.

Bryan has more than 18 years of experience in the towing industry. Prior to joining Coast, he served as President and Chief Operating Officer for Valley Industries in Lodi, California, a leading manufacturer of towing products and long-time partner of Coast.



CORPORATE OFFICES

The Coast Distribution System Inc.
350 Woodview Avenue
Morgan Hill, CA 95037
Phone: (408) 782-6686
Fax: (408) 782-7790

INVESTOR RELATIONS

Sandra A. Knell, CFO
The Coast Distribution System Inc.
Phone: (408) 782-6686
Fax: (408) 782-8601

Ryan McGrath, Investor Relations
Lambert, Edwards & Associates, Inc.
Phone: (616) 233-0500
Fax: (616) 233-0600
Email: rmcgrath@lambert-edwards.com

WEBSITE

www.coastdistribution.com

INDEPENDENT ACCOUNTANTS

Burr, Pilger & Mayer LLP
600 California Street
Suite 1300
San Francisco, CA 94108

BOARD OF DIRECTORS

Thomas R. McGuire
Chairman of the Board
The Coast Distribution System Inc.

Ben A. Frydman
Attorney-at-Law
Stradling, Yocca, Carlson & Rauth

Robert S. Throop
Retired
Chairman and Chief Executive Officer
Anthem Electronics, Inc.

John W. Casey
Retired
President and Chief Executive Officer
Shurflo Pump Manufacturing Company

Leonard P. Danna
Certified Public Accountant
Vavrinek, Trine Day & Co., LLP

CORPORATE OFFICERS & EXECUTIVES

Thomas R. McGuire
Chairman of the Board
Chief Executive Officer

James Musbach
President
Chief Operating Officer

Sandra A. Knell
Executive Vice President – Finance
Chief Financial Officer
Corporate Secretary

David A. Berger
Executive Vice President – Operations

Dennis A. Castagnola
Executive Vice President – Proprietary Products

Stephan Lussier
Senior Vice President
President of Coast Canada

Bryan Fletcher
Senior Vice President – Husky Towing Products


KIPOR

KIPOR





HUSKY®
TOWING PRODUCTS



Vent Mate®



Coleman®-Mach®



Tote-N-Stor

THE COAST DISTRIBUTION SYSTEM INC.

CORPORATE HEADQUARTERS
350 WOODVIEW AVENUE
MORGAN HILL, CA 95037
www.coastdistribution.com